Exhibit 99.3

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the company.

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and reflect Management’s best estimates and judgments based on currently available information. The company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

/s/ Jamie C. Sokalsky
Jamie C. Sokalsky
Executive Vice President
and Chief Financial Officer
Toronto, Canada
February 17, 2010

Management’s Report on Internal Control Over Financial Reporting

Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2009, Barrick’s Management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on Barrick management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2009.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2009 has been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as stated in their report which is located on pages 94—95 of Barrick’s 2009 Annual Financial Statements.

Independent Auditors’ Report

To the Shareholders of Barrick Gold Corporation

We have completed integrated audits of Barrick Gold Corporation’s (the Company) 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation as at December 31, 2009 and December 31, 2008, and the related consolidated statements of income, cash flow, equity and comprehensive income for each of the years in the three year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 2e to the consolidated financial statements, the Company changed the manner in which it accounts for Business Combinations and Non-Controlling Interests effective January 1, 2009.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the 2009 Annual Report to Shareholders. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 17, 2010

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2009	2008	2007
Sales (notes 4 and 5)	$8,136	$7,613	$6,014
Costs and expenses
Cost of sales (notes 4 and 6)(1)	3,807	3,706	2,998
Amortization and accretion (notes 4 and 15b)	1,073	957	990
Corporate administration	171	155	155
Exploration (notes 4 and 7)	141	198	168
Project development expense (note 7)	85	242	188
Elimination of gold sales contracts (note 20h)	5,933	—	—
Other expense (note 8a)	343	302	200
Impairment charges (note 8b)	277	598	42
	11,830	6,158	4,741
Interest income	10	39	141
Interest expense (note 20b)	(57)	(21)	(113)
Other income (note 8c)	112	291	110
Write-down of investments (note 8b)	(1)	(205)	(23)
	64	104	115
Income (loss) from continuing operations before income taxes and other items	(3,630)	1,559	1,388
Income tax expense (note 9)	(648)	(594)	(313)
Loss from equity investees (note 12)	(87)	(64)	(43)
Income (loss) from continuing operations before non-controlling interests	(4,365)	901	1,032
Income (loss) from discontinued operations (note 3j)	97	(104)	73
Income (loss) before non-controlling interests	(4,268)	797	1,105
Non-controlling interests (note 27)	(6)	(12)	14
Net income (loss)	$(4,274)	$785	$1,119
Earnings (loss) per share data (note 10)
Income (loss) from continuing operations
Basic	$(4.84)	$1.02	$1.21
Diluted	$(4.84)	$1.01	$1.19
Income (loss) from discontinued operations
Basic	$0.11	$(0.12)	$0.08
Diluted	$0.11	$(0.12)	$0.09
Net income (loss)
Basic	$(4.73)	$0.90	$1.29
Diluted	$(4.73)	$0.89	$1.28

(1)   Exclusive of amortization.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2009	2008	2007
Operating Activities
Net income (loss)	$(4,274)	$785	$1,119
Amortization and accretion (notes 4 and 15b)	1,073	957	990
Impairment charges and write-down of investments (note 8b)	278	803	65
Income tax expense (note 9)	648	594	313
Income taxes paid	(376)	(575)	(585)
Increase in inventory	(372)	(370)	(258)
Elimination of gold sales contracts (note 20h)	5,933	—	—
Payment on obligation of gold sales contracts (note 20h)	(5,221)	—	—
Gain on sale/acquisition of long-lived assets (note 8c)	(85)	(187)	(2)
Income (loss) from discontinued operations (note 3j)	(97)	104	(73)
Operating cash flows of discontinued operations (note 3j)	7	26	35
Other items (note 11a)	164	117	164
Net cash provided by (used in) operating activities	(2,322)	2,254	1,768
Investing Activities
Property, plant and equipment
Capital expenditures (note 4)	(2,351)	(1,749)	(1,035)
Sales proceeds	10	185	100
Acquisitions (note 3)	(101)	(2,174)	(1,122)
Investments (note 12)
Purchases	(3)	(18)	(11)
Sales	7	76	625
Decrease in restricted cash (note 14)	113	18	19
Investing cash flows of discontinued operations (note 3j)	(3)	(27)	(11)
Other investing activities (note 11b)	(87)	(231)	(127)
Net cash used in investing activities	(2,415)	(3,920)	(1,562)
Financing Activities
Capital stock
Proceeds on exercise of stock options	65	74	142
Proceeds on common share offering (note 25)	3,885	—	—
Long-term debt (note 20b)
Proceeds	2,154	2,717	393
Repayments	(397)	(1,603)	(1,128)
Dividends	(369)	(349)	(261)
Funding from non-controlling interests	304	88	—
Deposit on silver sale agreement (notes 6 and 23)	213	—	—
Financing cash flows of discontinued operations (note 3j)	—	—	—
Other financing activities (note 11c)	(26)	(34)	(197)
Net cash provided by (used in) financing activities	5,829	893	(1,051)
Effect of exchange rate changes on cash and equivalents	35	3	9
Net increase (decrease) in cash and equivalents	1,127	(770)	(836)
Cash and equivalents at beginning of period (note 20a)	1,437	2,207	3,043
Cash and equivalents at end of period (note 20a)	$2,564	$1,437	$2,207

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

Barrick Gold Corporation
At December 31 (in millions of United States dollars)	2009	2008
Assets
Current assets
Cash and equivalents (note 20a)	$2,564	$1,437
Accounts receivable (note 14)	251	197
Inventories (note 13)	1,540	1,278
Other current assets (note 14)	524	1,167
Assets of discontinued operations (note 3j)	59	33
	4,938	4,112
Non-current assets
Equity in investees (note 12a)	1,136	1,085
Other investments (note 12b)	92	60
Property, plant and equipment (note 15)	13,125	11,505
Goodwill (note 17)	5,197	5,280
Intangible assets (note 16)	66	74
Deferred income tax assets (note 24)	949	869
Other assets (note 18)	1,531	1,133
Assets of discontinued operations (note 3j)	41	43
Total assets	$27,075	$24,161
Liabilities and Equity
Current liabilities
Accounts payable	$1,221	$953
Short-term debt (note 20b)	54	206
Other current liabilities (note 19)	475	627
Liabilities of discontinued operations (note 3j)	23	58
	1,773	1,844
Non-current liabilities
Long-term debt (note 20b)	6,281	4,350
Settlement obligation to close out gold sales contracts (note 20h)	647	—
Asset retirement obligations (note 22)	1,122	943
Deferred income tax liabilities (note 24)	1,184	754
Other liabilities (note 23)	498	778
Liabilities of discontinued operations (note 3j)	23	33
Total liabilities	11,528	8,702
Equity
Capital stock (note 25)	17,390	13,372
Retained earnings (deficit)	(2,382)	2,261
Accumulated other comprehensive income (loss) (note 26)	55	(356)
Total shareholders’ equity	15,063	15,277
Non-controlling interests (note 27)	484	182
Total equity	15,547	15,459
Contingencies and commitments (notes 15 and 30)
Total liabilities and equity	$27,075	$24,161

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ Aaron Regent	/s/ Steven J. Shapiro
Aaron Regent, Director	Steven J. Shapiro, Director

Consolidated Statements of Equity

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2009	2008	2007
Common shares (number in thousands)
At January 1	872,739	869,887	864,195
Issued on public equity offering (note 25)	108,973	—	—
Issued on exercise of stock options	2,349	2,383	5,680
Issued on redemption of exchangeable shares (note 25b)	267	469	12
At December 31	984,328	872,739	869,887
Common shares
At January 1	$13,372	$13,273	$13,106
Issued on public equity offering (note 25)	3,926	—	—
Issued on exercise of stock options	65	74	142
Recognition of stock option expense	27	25	25
At December 31	17,390	13,372	13,273
Retained earnings (deficit)
At January 1	2,261	1,832	974
Net income (loss)	(4,274)	785	1,119
Dividends	(369)	(349)	(261)
Repurchase of preferred shares of a subsidiary	—	(7)	—
At December 31	(2,382)	2,261	1,832
Accumulated other comprehensive income (loss) (note 26)	55	(356)	151
Total shareholders’ equity	15,063	15,277	15,256
Non-controlling interests (note 27)
At January 1	182	82	56
Net income (loss) attributable to non-controlling interests	6	12	(14)
Funding from non-controlling interests	299	90	35
Other increase (decrease) in non-controlling interests	(3)	(2)	5
At December 31	484	182	82
Total equity at December 31	$15,547	$15,459	$15,338

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2009	2008	2007
Net income (loss)	$(4,274)	$785	$1,119
Other comprehensive income (loss), net of tax (note 26)	411	(507)	32
Comprehensive income (loss)	$(3,863)	$278	$1,151

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS and EUR are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos and Euros, respectively.

1 • Nature of Operations

Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce significant amounts of copper and hold interests in oil and gas properties located in Canada. Our producing mines are concentrated in four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.

2 • Significant Accounting Policies

a) Basis of Preparation

These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). To ensure comparability of financial information, prior year amounts have been reclassified to reflect changes in the financial statement presentation.

b) Principles of Consolidation

These consolidated financial statements include the accounts of Barrick Gold Corporation and those entities that we have the ability to control either through voting rights or means other than voting rights. These entities include development projects and operating mines in which we hold a less than 100% ownership interest, which generally operate as joint ventures. For these joint ventures, our risk is limited to our investment in the entity. We have assessed all of our incorporated joint ventures (“JVs”), including those in the development stage to determine if they are variable interest entities (“VIEs”). We determine if we are the primary beneficiary based on whether we expect to participate in the majority of the entities’ future expected gains/losses, based on the funding requirements set out in their respective agreements. For VIEs where we are the primary beneficiary, we consolidate the entity and record a non-controlling interest, measured initially at its estimated fair value, for the interest held by other entity owners. For our projects that qualify as VIEs and for which we expect to participate equally in future expected gains/losses with our partners, we are not the primary beneficiary, and therefore use the equity method of accounting to report their results (note 12).

For unincorporated JVs under which we hold an undivided interest in the assets and liabilities and receive our share of production from the joint venture, we include our pro rata share of the assets, liabilities, revenue and expenses in our financial statements.

The following table illustrates our policy used to account for significant entities where we hold less than a 100% economic interest. We consolidate all wholly owned entities.

Consolidation Method at December 31, 2009

		Economic interest at
	Entity type at December 31, 2009	December 31, 2009(1)	Method
North America
Round Mountain Mine	Unincorporated JV	50%	Pro Rata
Marigold Mine	Unincorporated JV	33%	Pro Rata
Turquoise Ridge Mine	Unincorporated JV	75%	Pro Rata
Pueblo Viejo Project(2)	VIE	60%	Consolidation
Donlin Creek Project	VIE	50%	Equity Method
South America
Cerro Casale Project	VIE	50%	Equity Method
Australia
Kalgoorlie Mine	Unincorporated JV	50%	Pro Rata
Porgera Mine(3)	Unincorporated JV	95%	Pro Rata
Reko Diq Project(4)	VIE	37.5%	Equity Method
Africa
Tulawaka Mine	Unincorporated JV	70%	Consolidation
Kabanga Project(5)	VIE	50%	Equity Method

(1)	Unless otherwise noted, all of our joint ventures are funded by contributions made by their partners in proportion to their economic interest.
(2)

In accordance with the terms of the agreement with our partner, Barrick is responsible for 60% of the funding requirements for the Pueblo Viejo project. We consolidate our interest in Pueblo Viejo and record a non-controlling interest for the 40% that we don’t own. In 2009, we determined that mineralization at Pueblo Viejo met the definition of proven and probable reserves for United States reporting purposes and began capitalizing the cost of project activities. We recorded a non-controlling interest gain of $1 million (2008: loss of $26 million) (note 27). At December 31, 2009, the consolidated carrying amount (100%) of the Pueblo Viejo project was $1,321 million (2008: $439 million) (note 15a).

(3)	We hold an undivided interest in our share of assets and liabilities at the Porgera mine. In August 2007, we increased our ownership interest from 75% to 95%.
(4)	We hold a 50% interest in Atacama Copper, which has a 75% interest in the Reko Diq project. We use the equity method to account for our interest in Atacama Copper (note 12).
(5)

In accordance with an agreement with our partner, from 2006 until the third quarter of 2008, our partner was responsible for funding 100% of exploration and project expenditures and we did not record any amounts for our economic interest in this period. During the third quarter of 2008, our partner completed the $145 million spending requirement, and we began funding 50% of the exploration and project expenditures (note 12).

c) Foreign Currency Translation

The functional currency of our gold and copper operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•                  Property, plant and equipment, intangible assets and equity method investments using historical rates;

•                  Available-for-sale securities using closing rates with translation gains and losses recorded in other comprehensive income;

•                  Asset retirement obligations using historical rates;

•                  Deferred tax assets and liabilities using closing rates with translation gains and losses recorded in income tax expense;

•                  Other assets and liabilities using closing rates with translation gains and losses recorded in other income/expense; and

•                  Income and expenses using average exchange rates, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

The functional currency of our oil and gas operations, (“Barrick Energy”) is the Canadian dollar. We translate balances related to Barrick Energy into US dollars as follows:

•                  Assets and liabilities using closing exchange rates with translation gains and losses recorded in other comprehensive income; and

•                  Income and expense using average exchange rates with translation gains and losses recorded in other comprehensive income.

d) Use of Estimates

The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable mineral reserves; classification of mineralization as either reserves or non-reserves; fair values of acquired assets and liabilities under business combinations, including the value of mineralized material beyond proven and probable mineral reserves; future costs and expenses to produce proven and probable mineral reserves; future commodity prices for gold, copper, silver and other products; future costs of oil and other consumables; currency exchange rates; the future cost of asset retirement obligations; amounts and likelihood of contingencies; the fair values of reporting units that include goodwill; uncertain tax positions; and credit risk adjustments to discount rates. Using these and other estimates and assumptions, we make various decisions in preparing the financial statements including:

•                  The treatment of expenditures at mineral properties prior to when production begins as either an asset or an expense (note 15);

•                  Whether tangible, intangible long-lived assets and equity investments are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge (note 15);

•                  Our ability to realize deferred income tax assets and amounts recorded for any corresponding valuation allowances and amounts recorded for uncertain tax positions (note 24);

•                  The useful lives of tangible and intangible long-lived assets and the measurement of amortization (note 15);

•                  The fair value of asset retirement obligations (note 22);

•                  Whether to record a liability for loss contingencies and the amount of any liability (notes 15 and 30);

•                  The amount of income tax expense (note 9);

•                  Allocations of the purchase price in business combinations to assets and liabilities acquired (notes 3 and 17);

•                  Whether any impairments of goodwill have occurred and if so the amounts of impairment charges (note 17);

•                  Transfers of value beyond proven and probable reserves to amortized assets (note 15); and

•                  Credit risk adjustments to the discount rates in determining the fair value at derivative instruments (notes 20 and 21).

As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.

e) Accounting Changes

Accounting Changes Implemented in 2009

On July 1, 2009, the Financial Accounting Standards Board’s (FASB) Codification of US GAAP was launched as the sole source of authoritative non-governmental US GAAP. The Accounting Standards Codification (“ASC”) is not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. We have updated any references to US GAAP to reflect the Codification.

Measuring Fair Value of Liabilities

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Measuring Fair Value of Liabilities which is effective prospectively for interim periods beginning after August 1, 2009, with early adoption permitted. Existing guidance required that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counter-party. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. We have adopted ASU 2009-05 in fourth quarter 2009, resulting in an insignificant adjustment to our liabilities.

Disclosures about Derivative Instruments and Hedging Activities

In first quarter 2009, we adopted new disclosure requirements for derivative instruments and hedging activities issued by the FASB in March 2008. Under this new guidance, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. To the extent the required information was not previously disclosed in our 2008 annual financial statements, we incorporated new disclosures in note 20.

Business Combinations

In first quarter 2009, we began applying the new provisions for business combinations consummated after December 31, 2008. Under the new guidance, business acquisitions are accounted for under the “acquisition method”, as opposed to the “purchase method”.

The more significant changes to our accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include some development stage entities, and therefore more acquisitions may be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under the previous requirements, certain changes in income tax estimates were recorded to goodwill;

(iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under the previous guidance these costs were capitalized as part of the business combination; (v) the assets acquired and liabilities assumed as part of a business combination, whether full, partial or step acquisition, result in all assets and liabilities recorded at 100% of fair value, whereas under the previous requirements only the controlling interest’s portion was recorded at fair value; (vi) recognition of a bargain purchase gain when the fair value of the identifiable assets exceeds the purchase price, whereas under the previous guidance, the net book value of the identifiable assets would have been adjusted downward; and (vii) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under previous guidance the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.

Non-controlling Interests in Consolidated Financial Statements

In first quarter 2009, we adopted the provisions for non-controlling interests issued by the FASB in December 2007. Under the new guidance, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Prior to the effective date of the new guidance, non-controlling interests were measured at book value. For presentation and disclosure purposes, non-controlling interests are now classified as a separate component of equity. In addition, the new guidance changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Further, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance.

The new provisions have been applied prospectively with the exception of the presentation and disclosure provisions, which have been applied for all prior periods presented in the financial statements. The presentation and disclosure provisions resulted in the reclassification of non-controlling interests to the Equity section of the Balance Sheet totaling $484 million as at December 31, 2009 (December 31, 2008: $182 million).

Employers’ Disclosures about Post Retirement Benefit Plan Assets

In December 2008, the FASB issued guidance on employers’ disclosures about their post retirement benefit plan assets. The objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan are to provide users of financial statements with an understanding of: (i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (ii) the major categories of plan assets; (iii) the inputs and valuation techniques used to measure the fair value of plan assets; (iv) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; (v) significant concentrations of risk within plan assets. We adopted the increased disclosure requirements beginning in fourth quarter 2009. Refer to note 29 for related disclosures.

Accounting Changes Implemented in 2008

Fair Value Measurements and Disclosures

In 2008, we implemented new FASB guidance for financial assets and financial liabilities that are measured at fair value on a recurring basis. The primary financial assets and financial liabilities that are recognized and disclosed at fair value on a recurring basis are: available-for-sale securities; receivables from provisional copper and gold sales; derivate assets and derivative liabilities and held-to-maturity investments. Beginning in 2009, we applied this new guidance to non-financial assets and liabilities when we periodically measure at fair value under US GAAP, which include: goodwill, tangible and intangible assets measured and recognized at fair value as a result of an impairment assessment; and non-financial assets and non-financial liabilities recognized as a result of a business combination.

The adoption of this guidance resulted in expanded disclosures about our fair value measurements for financial assets and financial liabilities recognized in our financial statements. However, the adoption did not have an impact on the measurement of fair value as our valuation methodology for these assets and liabilities is consistent with the fair value framework established by the new guidance. Refer to note 21 of the Consolidated Financial Statements for details of the adoption and related disclosures.

Disclosures by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in VIEs

In December 2008, the FASB issued guidance for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (“VIEs”), including qualifying special-purpose entities (“QSPEs”). The impact on our financial reporting requirements is limited to the new VIE disclosures.

The VIE disclosure requirements focus on an enterprise’s involvement with VIEs and its judgments about the accounting for them. The new guidance also requires disclosure of the details of any financial or other support provided to a VIE that the enterprise was not previously contractually required to provide, and the primary reasons for providing the support. The primary beneficiary of a VIE is also required to disclose the terms of any arrangements that could require the enterprise to provide future support to the VIE. In addition, it requires disclosure of the carrying amount and classification of the variable interest entity’s assets and liabilities in the Balance Sheet and a reconciliation of those amounts to the enterprise’s maximum exposure to loss.

The adoption of this guidance has resulted in expanded disclosure around our involvement with our VIEs and the significant judgments and assumptions we make in accounting for them. We have also included tables that reflect how our consolidated VIEs are included in our Consolidated Statement of Income and Balance Sheet.

f) Significant Accounting Developments Amendments to Accounting for VIEs

In second quarter 2009, the FASB issued an amendment to its guidance on VIEs. Although not effective until first quarter 2010, this new guidance makes significant changes to the model for determining who should consolidate a VIE by specifically eliminating the quantitative approach to determining the primary beneficiary. The amendment requires the use of a qualitative approach to determine the primary beneficiary, based on the power to direct activities of the VIE that most significantly impact its economic performance and an obligation to absorb losses or to receive benefits of the VIE. If the power is shared, then no party is the primary beneficiary. We are assessing the impact of these changes on our Consolidated Financial Statements.

g) Other Notes to the Financial Statements

	Note	Page
Acquisitions and divestitures	3	105
Segment information	4	108
Revenues	5	110
Cost of sales	6	111
Exploration and project development expense	7	113
Other charges	8	114
Income tax expense	9	115
Earnings (loss) per share	10	116
Cash flow — other items	11	117
Equity in investees and other investments	12	118
Inventories	13	120
Accounts receivable and other current assets	14	121
Property, plant and equipment	15	122
Intangible assets	16	126
Goodwill	17	127
Other assets	18	129
Other current liabilities	19	129
Financial instruments	20	129
Fair value measurements	21	140
Asset retirement obligations	22	142
Other non-current liabilities	23	142
Deferred income taxes	24	143
Capital stock	25	145
Other comprehensive income (loss) (“OCI”)	26	146
Non-controlling interests	27	146
Stock-based compensation	28	147
Post-retirement benefits	29	149
Litigation and claims	30	152
Subsequent events	31	154

3 • Acquisitions and Divestitures

For the years ended December 31	2009	2008
Cash paid on acquisition(1)
Valhalla	$53	$—
Hemlo	50	—
Barrick Energy Inc.	—	460
Cortez (additional 40% interest)	—	1,695
Other(2)	—	74
	$103	$2,229
Less: cash acquired	(2)	(55)
	$101	$2,174
Cash proceeds on sale(1)
Royalty disposition	$—	$150
	$—	$150

(1)	All amounts represent gross cash paid or received on acquisition or divestiture.
(2)

Includes $40 million for the remaining 6% interest in Arizona Star, which owned a 51% interest in Cerro Casale pursuant to a statutory right of compulsory acquisition; $29 million for the additional 40% interest in our Storm property; and $5 million related to the 2007 acquisition of Kainantu.

a) IPO of African Gold Mining Operations

On February 17, 2010, our Board of Directors approved a plan to create African Barrick Gold, a new company whose equity it will seek to list with the United Kingdom Listing Authority and to admit to trading on the London Stock Exchange, subject to market conditions. The new company also intends to seek a future listing on the Dar es Salaam Stock Exchange in Tanzania. African Barrick Gold will hold Barrick’s African gold mines, projects and exploration properties. The new company will offer about 25% of its equity in an initial public offering and Barrick will retain the remaining interest. The pricing and terms are yet to be determined; however, the offering is expected to be priced in mid-March, with closing expected to occur by the end of March.

b) Acquisition of 25% Interest in Cerro Casale

On February 17, 2010, we agreed to acquire an additional 25% interest in the Cerro Casale project in Chile from Kinross Gold Corporation for consideration of $475 million, comprised of $455 million cash and the elimination of a $20 million contingent obligation which was payable by Kinross to Barrick on a production decision, thereby increasing our interest in the project to 75%. We currently account for Cerro Casale using the equity method of accounting. Upon the closing of this transaction, we will obtain control over the project and therefore will consolidate 100% of its operating results, cash flows and net assets, with an offsetting non-controlling interest of 25%, from that time.

c) Acquisition of Tusker Gold Limited

On February 8, 2010, we entered into an Implementation Agreement with Tusker Gold Limited (“Tusker”) setting out the basis on which Barrick or one of its subsidiaries would make a takeover bid for Tusker for aggregate net consideration of approximately $75 million. Tusker’s board of directors have unanimously recommended that Tusker shareholders accept the offer. Barrick has entered into pre bid acceptance agreements with three Tusker shareholders that collectively hold 20% of Tusker’s outstanding shares. Tusker holds the other 49% interest in our Nyanzaga joint venture in Tanzania, as well as certain other exploration interests in Tanzania. If and when acquired, Tusker will be held in African Barrick Gold plc, which will use cash on hand to make the acquisition. The offer, which is subject to certain conditions, is expected to be made in March 2010 and close in April 2010.

d) Acquisition of 70% Interest in El Morro

On October 11, 2009, we entered into an agreement to acquire a 70% interest in the El Morro project from Xstrata Plc. for $465 million in cash. El Morro is an advanced stage gold-copper project located near our Pascua-Lama and Cerro Casale projects in Chile. On January 7, 2010, New Gold Inc. announced that it had given Xstrata notice of its intention to exercise a right of first refusal and on February 1, 2010 Xstrata notified Barrick that it was terminating its agreement with Barrick. The Company has filed an action in the Ontario Superior Court of Justice against New Gold and Goldcorp, challenging the purported exercise of New Gold’s right of first refusal on the basis that, among other things, it was not lawfully exercised. Barrick does not accept the termination by Xstrata and intends to bring a motion to add Xstrata as a party and seeking to compel Xstrata to complete the sale to Barrick, as well as certain other remedies.

e) Acquisition of 50% Interest in Valhalla

On September 17, 2009, we completed the acquisition of 50% interest in the Valhalla oil and gas field, which is close to our existing Sturgeon Lake field, for total cash consideration of $53 million. This transaction was considered an asset purchase.

f) Acquisition of 50% Interest in Hemlo

On April 22, 2009, we completed the acquisition of the remaining 50% interest in the Williams and David Bell gold mines (“Hemlo”) in Canada from Teck Resources Ltd. for cash consideration of $50 million, thereby increasing our interest to 100%. We recognized a bargain purchase gain of $43 million, resulting from the excess fair value of the net assets acquired over the cash consideration paid. Following this transaction, we remeasured our existing 50% interest in the assets and liabilities of Hemlo held prior to this transaction to their fair values, recognizing a gain of approximately $29 million. The total gain of $72 million is recorded in other income (note 8c).

The tables below represent the purchase cost, our final purchase price allocation, and the bargain purchase recorded in other income (note 8c).

Purchase Cost

Purchase cost	$65
Purchase price adjustment	(15)
Less: cash acquired	(2)
$48

Summary Purchase Price Allocation

Current assets	$10
Property, plant and equipment
Buildings, plant and equipment	25
Capitalized development costs	21
Capitalized reserve acquisition costs	81
Total assets	137
Current liabilities	8
Asset retirement obligations	32
Deferred income tax liabilities	21
Total liabilities	61
Net assets acquired	$76

g) Acquisition of Barrick Energy Inc. (“Barrick Energy”)

In 2008, we acquired 59.2 million shares of Cadence Energy Inc. (“Cadence”) for cash consideration of $377 million, representing 100% of the issued and outstanding common shares. Subsequent to the acquisition, we renamed Cadence as Barrick Energy.

In 2008, we also acquired all of the oil and gas assets at Sturgeon Lake, Alberta, from Daylight Resources Trust for $83 million. The Sturgeon Lake assets are adjacent to Cadence’s Sturgeon Lake assets and the transaction enabled us to consolidate 100% ownership of the Sturgeon Lake South Leduc pool. We determined that this transaction represented an acquisition of assets, which were amalgamated with the Cadence operations to form Barrick Energy.

The tables below represent the purchase cost and the final purchase price allocation.

Purchase Cost

Purchase cost	$377
Less: cash acquired	(41)
$336

Summary Purchase Price Allocation

Current assets	$25
Property, plant and equipment
Capitalized reserve acquisition and development costs	278
Buildings, plant and equipment	68
Goodwill	96
Total assets	467
Accounts payable	24
Derivative liabilities	10
Long-term debt	65
Asset retirement obligations	10
Deferred income tax liabilities	22
Total liabilities	131
Net assets acquired	$336

h) Acquisition of 40% Interest in Cortez

In 2008, we completed our acquisition of an additional 40% interest in the Cortez property from Kennecott Explorations (Australia) Ltd. (“Kennecott”), a subsidiary of Rio Tinto plc, for a total cash consideration of $1,695 million. A further $50 million will be payable if and when we add an additional 12 million ounces of contained gold resources beyond our December 31, 2007 reserve statement for Cortez. This contingent payment will be recognized as an additional cost of the acquisition only if the resource/production targets are met and the amounts become payable as a result. A sliding scale royalty is payable to Kennecott on 40% of all production in excess of 15 million ounces on and after January 1, 2008.

                        The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills expansion plus any future potential from the property. We have determined that the transaction represents a business combination. The acquisition was effective March 1, 2008 and the revenues and expenses attributable to the 40% interest have been included in our Consolidated Statements of Income from that date onwards. The tables below represent the purchase cost and our final purchase price allocation for the additional 40% of Cortez.

Purchase Cost

Purchase cost per agreement	$1,695
Less: cash acquired	(14)
$1,681

Summary Purchase Price Allocation

Inventories	$47
Other current assets	1
Property, plant and equipment
Buildings, plant and equipment	184
Capitalized reserve acquisition and development costs	1,057
Value beyond proven and probable reserves	381
Goodwill	20
Non-current ore in stockpiles	17
Deferred income tax assets	11
Total assets	1,718
Current liabilities	23
Asset retirement obligations	14
Total liabilities	37
Net assets acquired	$1,681

i) Disposition of Royalties

In 2008, we divested certain non-core royalties to Royal Gold Inc. (“Royal Gold”) in exchange for cash consideration of $150 million and a reduction in various royalties that we are currently obligated to pay to Royal Gold with an estimated fair value of $32 million. The transaction closed on October 2, 2008 and we recorded a pre-tax gain on sale of $167 million in other income (note 8c).

j) Discontinued Operations

Results of Discontinued Operations

For the years ended December 31	2009	2008	2007
Gold sales
Osborne	$31	$27	$26
Henty	25	52	52
Copper sales
Osborne	212	221	240
	$268	$300	$318
Income (loss) before tax
Osborne	129	(85)	88
Henty	9	(23)	4
	$138	$(108)	$92

Cash Proceeds on Sale of Discontinued Operations

	2009	2008	2007
Henty	$4	$—	$—
South Deep mine(1)	—	—	21
	$4	$—	$21

(1)          In 2007, we received $21 million in cash relating to the sale of our 50% interest in the South Deep mine in 2006.

Osborne

Due to the short remaining economic life, in December 2009 we committed to a plan to dispose of our Osborne mine in our Australia Pacific regional business unit. We expect to have a sale agreement finalized in first quarter 2010. Osborne meets the criteria of an asset held for sale, and accordingly, the results of operations and the assets and liabilities of Osborne have been presented as discontinued operations in the Consolidated Statements of Income, the Consolidated Statements of Cash Flow and the Consolidated Balance Sheets. In fourth quarter 2008, Osborne’s property, plant and equipment was impaired and written down to salvage value. As such, amortization was recorded only on additions made during 2009 and, therefore, the classification of Osborne as an asset held for sale has minimal impact on amortization expense.

Henty

On July 6, 2009, we finalized an agreement with Bendigo Mining Limited (“Bendigo”) to divest our Henty mine in our Australia Pacific segment for consideration of $4 million cash, adjusted for the benefit of production from July 1, 2009 and Bendigo shares with a value of $2 million on closing. We are also entitled to receive a royalty payable on production from future exploration discoveries, capped at approximately $17 million. A gain of $4 million was recorded on the sale and recognized in income from discontinued operations (note 3j). The results of operations and the assets and liabilities of Henty have been presented as discontinued operations in the Consolidated Statements of Income, the Consolidated Statements of Cash Flow and the Consolidated Balance Sheets.

4 • Segment Information

In 2008, we formed a dedicated Capital Projects group, distinct from our existing regional business units to focus on managing development projects and building new mines. This specialized group manages all project development activities up to and including the commissioning of new mines, at which point responsibility for mine operations will be handed over to the regional business units. We revised the format of information provided to the Chief Operating Decision Maker in order to make resource allocation decisions and assess the operating performance of this group. Accordingly, we revised our operating segment disclosure to be consistent with the internal management structure and reporting changes, with restatement of comparative information to conform to the current period presentation. Also in 2008, we completed the acquisition of Barrick Energy (note 3g). The results of Barrick Energy are distinct from our existing regional business units and as such are presented separately in our segment information.

	Sales			Segment expenses(1)			Amortization and accretion			Segment income (loss)
For the years ended December 31	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Gold
North America	$2,780	$2,627	$2,001	$1,423	$1,534	$1,178	$387	$371	$340	$970	$722	$483
South America	1,831	1,833	1,306	499	531	400	143	175	242	1,189	1,127	664
Australia Pacific	1,836	1,579	1,214	1,120	1,030	895	286	245	226	430	304	93
Africa	688	538	428	377	327	293	96	66	80	215	145	55
Copper
South America	943	1,007	1,065	361	315	232	78	68	82	504	624	751
Capital Projects	—	—	—	142	209	187	—	—	—	(142)	(209)	(187)
Barrick Energy	58	29	—	39	14	—	31	13	—	(12)	2	—
	$8,136	$7,613	$6,014	$3,961	$3,960	$3,185	$1,021	$938	$970	$3,154	$2,715	$1,859

(1)	Segment expenses related to capital projects includes project development expense and losses from capital projects held through equity investees, see notes 7 and 12 for further details.

Income Statement Information (cont’d)

	Exploration(1)			Regional business unit costs(1)
For the years ended December 31	2009	2008	2007	2009	2008	2007
North America	$62	$79	$70	$43	$46	$27
South America	23	40	33	32	29	23
Australia Pacific	39	44	35	50	48	38
Africa	8	18	15	32	24	11
Barrick Energy	—	—	—	6	2	—
Other expenses outside reportable segments	9	12	8	—	—	—
Capital projects	—	5	7	—	—	—
	$141	$198	$168	$163	$149	$99

(1)	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.

Geographic Information

	Long-lived assets(1)			Sales(2)
For the years ended December 31	2009	2008	2007	2009	2008	2007
North America
United States	$5,118	$4,587	$2,637	$2,552	$2,501	$1,882
Canada	1,423	1,017	796	228	126	119
Dominican Republic	1,352	446	139	—	—	—
South America
Peru	293	337	392	1,291	1,367	1,033
Chile	3,063	2,763	2,485	943	1,007	1,065
Argentina	1,233	1,123	1,048	540	466	273
Australia Pacific
Australia	1,764	1,707	1,574	1,306	1,040	932
Papua New Guinea	682	677	702	530	539	282
Africa
Tanzania	1,725	1,816	1,336	688	538	428
Other	180	179	478	58	29	—
	$16,833	$14,652	$11,587	$8,136	$7,613	$6,014

(1)	Long-lived assets include property, plant and equipment, equity in investments, other investments, deferred income tax assets and other assets.
(2)	Presented based on the location in which the sale originated.

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes and Other Items

For the years ended December 31	2009	2008	2007
Segment income	$3,154	$2,715	$1,859
Amortization of corporate assets	(52)	(19)	(20)
Exploration	(141)	(198)	(168)
Other project expenses	(24)	(57)	(15)
Elimination of gold sales contracts	(5,933)	—	—
Corporate administration	(171)	(155)	(155)
Other expense	(343)	(302)	(200)
Impairment charges	(277)	(598)	(42)
Interest income	10	39	141
Interest expense	(57)	(21)	(113)
Other income	112	291	110
Write-down of investments	(1)	(205)	(23)
Loss from capital projects held through equity investees	93	69	14
Income (loss) from continuing operations before income taxes and other items	$(3,630)	$1,559	$1,388

Asset Information

	Segment						Segment
	long-lived assets			Amortization			capital expenditures(1)
For the years ended December 31	2009	2008	2007	2009	2008	2007	2009	2008	2007
Gold
North America	$5,883	$5,063	$3,370	$361	$350	$314	$553	$434	$227
South America	1,198	1,220	1,220	133	165	234	161	84	158
Australia Pacific	2,259	2,213	2,139	274	237	216	221	207	214
Africa	1,713	1,195	1,031	91	62	78	126	138	118
Copper
South America	1,239	1,261	1,271	75	66	80	37	57	27
Capital projects	4,017	3,295	2,195	—	—	—	1,317	919	326
Barrick Energy	501	382	—	30	13	—	31	15	—
Segment total	16,810	14,629	11,226	964	893	922	2,446	1,854	1,070
Cash and equivalents	2,564	1,437	2,207	—	—	—	—	—	—
Other current assets	2,315	2,642	2,070	—	—	—	—	—	—
Intangible assets	66	74	68	—	—	—	—	—	—
Assets of discontinued operations	100	76	172	—	—	—	—	—	—
Goodwill	5,197	5,280	5,847	—	—	—	—	—	—
Other items not allocated to segments	23	23	361	52	19	20	21	62	8
Enterprise total	$27,075	$24,161	$21,951	$1,016	$912	$942	$2,467	$1,916	$1,078

(1)

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. In 2009, cash expenditures were $2,351 million (2008: $1,749 million; 2007: $1,035 million) and the increase in accrued expenditures was $116 million in 2009 (2008: $167 million increase; 2007: $43 million increase).

5 • Revenues

For the years ended December 31	2009	2008	2007
Gold bullion sales(2)
Spot market sales	$6,991	$6,455	$3,771
Gold sales contracts(6)	—	—	1,026
	6,991	6,455	4,797
Concentrate sales(3)	144	122	152
	$7,135	$6,577	$4,949
Copper sales(1),(4)
Copper cathode sales	$943	$1,007	$1,065
	$943	$1,007	$1,065
Oil and gas sales(5)	$58	$29	$—
	$8,136	$7,613	$6,014

(1)	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see notes 20e and 26).
(2)	Gold sales include gains and losses on non-hedge derivative contracts: 2009: $56 million gain (2008: $19 million gain; 2007: $8 million loss).
(3)	Concentrate sales include gains and losses on embedded derivatives in smelting contracts: 2009: $1 million gain (2008: $3 million loss; 2007: $4 million loss).
(4)

Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment and non-hedge derivative contracts: 2009: $55 million loss (2008: $67 million gain; 2007: $48 million gain).

(5)	Represents Barrick Energy. Refer to note 3g for further details.
(6)	Represents the impact of deliveries into corporate gold sales contracts which were eliminated in second quarter 2007.

Principal Products

All of our gold mining operations produce gold in doré form, except Bulyanhulu and Buzwagi which produce both gold doré and gold concentrate; and Osborne which produces a concentrate that contains both gold and copper. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Gold concentrate is a processing product containing the valuable ore mineral (gold) from which most of the waste mineral has been eliminated, that undergoes a smelting process to convert it into gold bullion. Gold bullion is sold primarily in the London spot market. Gold concentrate is sold to third-party smelters. At our Zaldívar mine we produce copper cathode, which consists of 99.9% copper. Copper cathodes are sold directly under copper cathode sales contracts with various third-party buyers.

Revenue Recognition

We record revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title (gold revenue only) have occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured. Revenue in 2009 is presented net of direct sales taxes of $30 million (2008: $23 million; 2007: $15 million).

Gold Bullion Sales

We record revenue from gold and silver bullion sales at the time of physical delivery, which is also the date that title to the gold or silver passes. The sales price is fixed at the delivery date based on either the terms of gold sales contracts or the gold spot price. Incidental revenues from the sale of by-products, primarily silver, are classified within cost of sales.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when title passes to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment when risk of loss passes to the customer, and collectability is reasonably assured. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in the accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Provisional Copper and Gold Sales

We had the following revenues before treatment and refining charges subject to final price adjustments:

At December 31	2009	2008
Copper	$88	$45
Gold	8	15

Final price adjustments recorded during the year:

For the years ended December 31	2009	2008	2007
Gain (loss)
Copper	$45	$(36)	$(7)
Gold	—	—	(1)

Oil and Gas Sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when title transfers and there is reasonable assurance of collectability. At the time of delivery of oil and gas, prices are fixed and determinable based upon contracts referenced to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

6 • Cost of Sales

	Gold			Copper			Oil & Gas
For the years ended December 31	2009	2008	2007	2009	2008	2007	2009	2008	2007
Cost of goods sold(1)	$3,230	$3,211	$2,678	$362	$315	$232	$29	$8	$—
Unrealized (gains) losses on non-hedge contracts	(7)	14	5	—	—	—	—	—	—
By-product revenues	(73)	(92)	(104)	(1)	—	—	—	—	—
Royalty expense	218	202	158	—	—	—	10	6	—
Mining production taxes	39	42	29	—	—	—	—	—	—
	$3,407	$3,377	$2,766	$361	$315	$232	$39	$14	$—

(1)

Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $6 million for the year ended December 31, 2009 (2008: $62 million; 2007: $13 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $964 million in the year ended December 31, 2009 (2008: $893 million; 2007: $922 million).

Silver Sale Agreement

On September 22, 2009, we entered into an agreement with Silver Wheaton Corp. to sell the equivalent of 25% of the life-of-mine silver production from the Pascua-Lama project and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until project completion at Pascua-Lama. In return, we are entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement.

In third quarter 2009, we received cash of $213 million which is recorded in other non-current liabilities on the Consolidated Balance Sheet. Providing that construction continues to progress at Pascua-Lama, we are entitled to receive additional cash payments totaling $412 million in aggregate over the next three anniversary dates of the agreement. An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

• Net profits interest (NPI) royalty,

• Modified Net smelter return (NSR) royalty,

• Net smelter return sliding scale (NSRSS) royalty,

• Gross proceeds sliding scale (GPSS) royalty,

• Gross smelter return (GSR) royalty,

• Net value (NV) royalty, and a

• Land tenement (LT) royalty.

Royalty expense is recorded at the time of sale of gold production.

Royalties applicable to our oil and gas properties include:

• Crown royalties,

• Net profits interest (NPI) royalty, and

• Overriding royalty (ORR).

Producing mines &
development projects	Type of royalty
North America
Goldstrike	0%–5% NSR, 0%–6% NPI
Williams	1.5% NSR, 0.75% NV, 1% NV
David Bell	3% NSR
Round Mountain	3.53%–6.35% NSRSS
Bald Mountain	3.5%–7% NSRSS
2.9%–4% NSR
10% NPI
Ruby Hill	3% modified NSR
Cortez	1.5% GSR
Cortez – Pipeline/South Pipeline deposit	0.4%–9% GSR
Cortez – portion of Pipeline/ South Pipeline deposit	5% NV
South America
Veladero	3.75% modified NSR
Lagunas Norte	2.51% NSR
Australia Pacific
Porgera	2% NSR, 0.25% other
Queensland & Western Australia production(1)	2.5%–2.7% of gold revenue
Cowal	4% of net gold revenue
Africa
Bulyanhulu	3% NSR
Tulawaka	3% NSR
North Mara – Nyabirama and Nyabigena pit	3% NSR, 1% LT
North Mara – Gokona pit	3% NSR, 1.1% LT
Buzwagi	3% NSR, 30% NPI(2)
Capital Projects
Donlin Creek Project	1.5% NSR (first 5 years), 4.5% NSR (thereafter)
Pascua-Lama Project – Chile gold production	1.5%–9.8% GPSS
Pascua-Lama Project – Chile copper production	2% NSR
Pascua-Lama Project – Argentina production	3% modified NSR
Pueblo Viejo	3.2% NSR, 0–25% NPI
Cerro Casale	3% NSR (capped at $3 million cumulative)
Reko Diq	5% NSR
Kabanga	3% NSR
Other
Barrick Energy	1.1% NPI
1.3% ORR
21.6% Crown royalty, net

(1)	Includes the Kalgoorlie, Kanowna, Granny Smith, Plutonic, Darlot, Lawlers and Osborne mines.
(2)

The NPI is calculated as a percentage of profits realized from the Buzwagi mine after all capital, exploration, and development costs and interest incurred in relation to the Buzwagi mine have been recouped and all operating costs relating to the Buzwagi mine have been paid. No amount is currently payable.

7 • Exploration and Project Development Expense

For the years ended December 31	2009	2008	2007
Exploration:
Minesite exploration	$42	$62	$52
Projects	99	136	116
	$141	$198	$168
Project development expense:
Pueblo Viejo(1)	(3)	62	67
Donlin Creek(2)	—	—	32
Sedibelo	8	17	22
Fedorova	2	24	18
Pascua-Lama	17	21	12
Kainantu	10	28	—
Pinson	2	17	—
Other	25	16	22
	$61	$185	$173
Other projects(3)	24	57	15
	$85	$242	$188

(1)

In 2009, the costs above represent 100% of start-up costs and include a reimbursement of historical remediation expenditures. We record a non-controlling interest recovery for our partner’s share of expenditures within “non-controlling interests” in the income statement.

(2)	Amounts for 2007 include a recovery of $64 million of cumulative project costs from our partner. 2008 and 2009 amounts are included in equity in investees.
(3)	Includes corporate development, research and development, and other corporate projects.

Accounting Policy for Exploration and Project Expenditures

Exploration Expenditures

Exploration expenditures relate to the initial search for deposits with economic potential, including costs incurred at both greenfield sites (sites where we do not have any mineral deposits that are already being mined or developed) and brownfield sites (sites that are adjacent to a mineral deposit that is classified within proven and probable reserves as defined by United States reporting standards and are already being mined or developed). Exploration expenditures relate to costs incurred to evaluate and assess deposits that have been identified as having economic potential, including exploratory drilling.

Expenditures on exploration activity conducted at greenfield sites are expensed as incurred. Exploratory drilling and related costs are capitalized when incurred at brownfield sites where the activities are directed at obtaining additional information on the ore body that is classified within proven and probable reserves or for the purpose of converting a mineral resource into a proven and probable reserve and, prior to the commencement of the drilling program, we can conclude that it is probable that such a conversion will take place. Our assessment of probability is based on the following factors: results from previous drill programs; results from geological models; results from a mine scoping study confirming economic viability of the resource; and preliminary estimates of mine inventory, ore grade, cash flow and mine life. Costs incurred at brownfield sites that meet the above criteria are capitalized as mine development costs. All other drilling and related exploration costs incurred at these sites are expensed as mine site exploration.

Project Expenditures

We capitalize the costs of activities at projects after mineralization is classified as proven and probable reserves. Before classifying mineralization as proven and probable reserves, the costs of project activities are expensed as incurred, except for costs incurred to construct tangible assets that are capitalized within property, plant and equipment. Project activities include: preparation of engineering scoping, prefeasibility and feasibility studies; metallurgical testing; permitting; and sample mining. The costs of start-up activities at mines and projects such as recruiting and training are also expensed as incurred within project expense.

The Donlin Creek, Sedibelo, Kabanga, Cerro Casale and Fedorova projects are in various stages; however, none of these projects had met the criteria for cost capitalization at December 31, 2009. The Reko Diq project is owned through an equity investee and project expenses are included in “equity investees” in the Consolidated Income Statement (see note 12). Effective January 1, 2009, we determined that mineralization of Pueblo Viejo met the definition of proven and probable reserves for United States reporting purposes. Effective May 1, 2007, we determined that mineralization at Buzwagi met the definition of proven and probable reserves for United States reporting purposes. Following these determinations, we began capitalizing the cost of project activities at Pueblo Viejo and Buzwagi.

8 • Other Charges

a) Other Expense

For the years ended December 31	2009	2008	2007
Regional business unit costs(1)	$163	$149	$99
Community development costs(2)	14	21	28
Environmental costs	13	7	15
World Gold Council fees	14	11	12
Changes in estimate of AROs at closed mines	8	9	6
Non-hedge derivative losses	1	17	8
Currency translation losses (gains)(3)	8	37	(4)
Pension and other post-retirement benefit expense (notes 29b and 29e)	9	5	5
Severance and other restructuring costs(4)	41	1	6
Other items	72	45	25
	$343	$302	$200

(1)	Relates to costs incurred at regional business unit offices.
(2)	Amounts mainly related to community programs and other related expenses in Peru.
(3)	In 2009 and 2008, amounts primarily relate to translation losses on working capital balances in Australia and South America.
(4)	Includes $21 million in restructuring costs related to an organizational review, and other termination and restructuring costs.

Environmental Costs

During the production phases of a mine, we incur and expense the cost of various activities connected with environmental aspects of normal operations, including compliance with and monitoring of environmental regulations; disposal of hazardous waste produced from normal operations; and operation of equipment designed to reduce or eliminate environmental effects. In limited circumstances, costs to acquire and install plant and equipment are capitalized during the production phase of a mine if the costs are expected to mitigate risk or prevent future environmental contamination from normal operations.

When a contingent loss arises from the improper use of an asset, a loss accrual is recorded if the loss is probable and reasonably estimable. Amounts recorded are adjusted as further information develops or if circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.

b) Impairment Charges

For the years ended December 31	2009	2008	2007
Impairment of goodwill (note 17)(1)	$63	$584	$42
Impairment of long-lived assets(2)	214	14	—
	$277	$598	$42
Write-down of investments(3) (note 12)	1	205	23
	$278	$803	$65

(1)

In 2009, we recorded an impairment charge of $63 million for Plutonic. 2008 does not include impairment charges for Osborne ($64 million) and Henty ($30 million), which are reflected in the results of discontinued operations.

(2)

In 2009, impairment charges of $43 million and $158 million were recorded to reduce the carrying amount of long-lived assets to the estimated fair value for Plutonic and Sedibelo, respectively. In 2008, impairment charges primarily relate to $12 million recorded to reduce the carrying amount of long-lived assets at Marigold to their estimated fair value.

(3)

In 2008, we recorded impairment charges on our investment in Highland Gold ($140 million), on Asset-Backed Commercial Paper ($39 million) and various other investments in junior gold mining companies ($26 million). In 2007, impairment charges primarily relate to an impairment charge on Asset-Backed Commercial Paper of $20 million.

c) Other Income

For the years ended December 31	2009	2008	2007
Gains on sale of assets(1)	$13	$187	$2
Gain on acquisition of assets(2)	72	—	—
Gains on sale of investments(3) (note 12)	6	59	71
Royalty income	5	25	17
Sale of water rights	4	4	5
Other	12	16	15
	$112	$291	$110

(1)	In 2008, we recorded a gain of $167 million on the disposition of royalties to Royal Gold and a gain of $9 million on the sale of Doyon royalty.
(2)	In 2009, we recorded a gain of $72 million on the acquisition of the remaining 50% interest in Hemlo. Refer to note 3f for further details.
(3)

In 2008, we recorded a gain of $12 million on the sale of our investment in QGX Ltd. We also sold Asset-Backed Commercial Paper for cash proceeds of $49 million and recorded a gain on sale of $42 million. In 2007, we recorded a gain of $71 million related primarily to the sale of our investment in Gold Fields and Nova Gold.

9 • Income Tax Expense

For the years ended December 31	2009	2008	2007
Current
Canada	$(21)	$22	$(3)
International	562	613	518
	$541	$635	$515
Deferred
Canada	$(11)	$3	$19
International	210	(146)	(25)
	$199	$(143)	$(6)
Income tax expense before elements below	$740	$492	$509
Net currency translation (gains) losses on deferred tax balances	(40)	98	(76)
Canadian functional currency election	(70)	—	—
Canadian tax rate changes	59	—	64
Release of end of year valuation allowances – Tanzania	—	—	(156)
Total expense	$689	$590	$341
Deferred income tax (expense) recovery – discontinued operations	(41)	4	(28)
Income tax expense – continuing operations	$648	$594	$313

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Canadian deferred tax liabilities with a carrying amount of approximately $30 million, Argentinean deferred tax liabilities with a carrying amount of approximately $32 million, and Australian and Papua New Guinea net deferred tax liabilities with a carrying amount of approximately $105 million. In 2009 and 2007, the appreciation of the Canadian and Australian dollar against the US dollar, and the weakening of the Argentine peso against the US dollar resulted in net translation gains totaling $40 million and $76 million, respectively. These gains are included within deferred tax expense/recovery.

Canadian Functional Currency Election

In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollar functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a one-time deferred tax benefit of $70 million.

Canadian Tax Rate Changes

In the fourth quarter of 2009, a provincial rate change was enacted in Canada that lowered the applicable tax rate. The impact of this tax rate change was to reduce net deferred tax assets in Canada by $59 million, recorded as a component of deferred tax expense.

In 2007, federal rate changes were enacted in Canada that lowered the applicable tax rate. The impact of these tax rate changes was to reduce net deferred tax assets in Canada by $64 million and was recorded as a component of deferred income tax expense.

Release of Tanzanian Valuation Allowances

In 2007, we released $156 million of end of year deferred tax valuation allowances in Tanzania due to the impact of higher market gold prices.

Reconciliation to Canadian Statutory Rate

For the years ended December 31	2009	2008	2007
At 33% (2008: 33.50%; 2007: 36.12%) statutory rate	$(1,198)	$522	$501
Increase (decrease) due to:
Allowances and special tax deductions(1)	(110)	(100)	(99)
Impact of foreign tax rates(2)	1,786	(86)	44
Expenses not tax deductible	16	13	48
Impairment charges not tax deductible	21	199	15
Gain on acquisition of assets not taxable	(18)	—	—
Net currency translation (gains)/losses on deferred tax balances	(40)	98	(76)
Canadian functional currency election	(70)	—	—
Release of end of year valuation allowances — Tanzania	—	—	(156)
Release of valuation allowances — Other	—	(175)	(88)
Valuation allowances set up against current year tax losses	163	74	5
Canadian tax rate changes	59	—	64
Withholding taxes	16	21	17
Mining taxes	21	19	19
Other items	2	9	19
Income tax expense	$648	$594	$313

(1)	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
(2)

We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Additionally, we have reinvested earnings and cash flow generated by the Zaldívar mine in Chile to fund a portion of the construction cost of Pascua-Lama. The reinvestment of these earnings and cash flow resulted in a lower tax rate applied for the period. Amounts in 2009 include the impact of the elimination of gold sales contracts in a low tax jurisdiction. Amounts in 2007 included the impact of losses realized on deliveries into corporate gold sales contracts in a low tax jurisdiction.

10 • Earnings (loss) per share

For the years ended December 31
($ millions, except shares in millions	2009		2008		2007
and per share amounts in dollars)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Income (loss) from continuing operations	$(4,371)	$(4,371)	$889	$889	$1,046	$1,046
Plus: interest on convertible debentures	—	—	—	3	—	2
Income (loss) available to common shareholders and after assumed conversions	(4,371)	(4,371)	889	892	1,046	1,048
Income (loss) from discontinued operations	97	97	(104)	(104)	73	73
Net income (loss)	$(4,274)	$(4,274)	$785	$788	$1,119	$1,121
Weighted average shares outstanding	903	903	872	872	867	867
Effect of dilutive securities
Stock options	—	— (1)	—	4	—	3
Convertible debentures	—	— (1)	—	9	—	9
	903	903	872	885	867	879
Earnings (loss) per share
Income (loss) from continuing operations	$(4.84)	$(4.84)	$1.02	$1.01	$1.21	$1.19
Net income (loss)	$(4.73)	$(4.73)	$0.90	$0.89	$1.29	$1.28

(1)

The impact of any additional securities issued under our stock option plan or as a result of conversion of convertible debentures would be anti-dilutive as a result of the net loss position. Consequently, diluted earnings per share would be computed in the same manner as basic earnings per share.

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. For convertible debentures, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the as if converted method. The incremental number of common shares issued is included in the number of weighted average shares outstanding and interest on the convertible debentures is excluded from the calculation of income.

11 • Cash Flow — Other Items

a) Operating Cash Flows — Other Items

For the years ended December 31	2009	2008	2007
Adjustments for non-cash income statement items:
Currency translation (gains) losses (note 8a)	$8	$37	$(4)
Amortization of premium on debt securities (note 20b)	(6)	(7)	(3)
Amortization of debt issue costs (note 20b)	6	7	9
Stock option expense (note 28a)	27	25	25
Loss from equity in investees (note 12)	87	64	43
Gain on sale of investments (note 8c)	(6)	(59)	(71)
Losses on write-down of inventory (note 13)	6	62	13
Non-controlling interests (notes 2b and 27)	6	12	(14)
Net change in operating assets and liabilities, excluding inventory	75	7	161
Revisions to AROs at closed mines and Barrick Energy (note 22)	10	9	6
Settlement of AROs (note 22)	(39)	(38)	(33)
Amortization of hedge gains/losses on acquired gold hedge position	(10)	(2)	32
Other net operating activities	$164	$117	$164
Operating cash flow includes payments for:
Pension plan contributions (note 29a)	$50	$47	$49
Cash interest paid (note 20b)	$311	$213	$236

b) Investing Cash Flows — Other Items

For the years ended December 31	2009	2008	2007
Loans to joint venture partners	$—	$(4)	$(47)
Purchase of land and water rights	—	(16)	—
Purchases of royalties	—	(42)	—
Funding for equity investees (note 12a)	(80)	(107)	—
Long-term supply contract	—	(35)	—
Reclassification of asset-backed commercial paper	—	—	(66)
Other	(7)	(27)	(14)
Other net investing activities	$(87)	$(231)	$(127)

c) Financing Cash Flows — Other Items

For the years ended December 31	2009	2008	2007
Financing fees on long-term debt (note 18)	$(16)	$(11)	$—
Derivative settlements (note 20e)	(10)	(23)	(197)
Other net financing activities	$(26)	$(34)	$(197)

12 • Equity in Investees and Other Investments

a) Equity Method Investment Continuity

	Highland	Atacama(1)	Cerro Casale	Donlin Creek	Other(2)	Total
At January 1, 2007	$199	$124	$—	$—	$5	$328
Acquired under Arizona Star acquisition	—	—	732	—	—	732
Reclassifications	—	—	—	64	(4)	60
Equity pick-up gain (loss)	(30)	(14)	—	—	1	(43)
Capitalized interest	—	8	2	—	—	10
Impairment charges	—	—	—	—	(2)	(2)
At January 1, 2008	169	118	734	64	—	1,085
Purchases	1	—	41	—	—	42
Funding	—	62	9	27	9	107
Equity pick-up gain (loss)	5	(32)	(11)	(17)	(9)	(64)
Capitalized interest	—	9	42	4	—	55
Impairment charges	(140)	—	—	—	—	(140)
At January 1, 2009	35	157	815	78	—	1,085
Funding	—	31	21	11	17	80
Equity pick-up gain (loss)	6	(39)	(21)	(18)	(15)	(87)
Capitalized interest	—	8	46	4	—	58
At December 31, 2009	$41	$157	$861	$75	$2	$1,136
Publicly traded	Yes	No	No	No

(1)	Represents our investment in Reko Diq.
(2)	Represents our investment in Kabanga.

Accounting Policy for Equity Method Investments

Under the equity method, we record our equity share of the income or loss of equity investees each period. On acquisition of an equity investment, the underlying identifiable assets and liabilities of an equity investee are recorded at fair value and the income or loss of equity investees is based on these fair values. For an investment in a company that represents a business, if the cost of any equity investment exceeds the total amount of the fair value of identifiable assets and liabilities, any excess is accounted for in a manner similar to goodwill, with the exception that an annual goodwill impairment test is not required. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount of each investment in a publicly traded equity investee is evaluated for impairment using the same method as an available-for-sale security.

Our investments in non-publicly traded equity investees are exploration and development projects; therefore, we assess if there has been a potential impairment triggering event for an other-than-temporary impairment by: testing the underlying assets of the equity investee for recoverability; and assessing if there has been a change in the mining plan or strategy for the project. If we determine underlying assets are recoverable and no other potential impairment conditions were identified, then our investment in the non-publicly traded equity investee is carried at cost. If the other underlying assets are not recoverable, we record an impairment charge equal to the difference between the carrying amount of the investee and its fair value. Where reliable information is available, we determine fair value based on the present value if cash flows are expected to be generated by the investee. Where reliable cash flow information is not available, we determine fair value using a market approach.

Highland Gold Mining Ltd. (“Highland”)

In 2008, we recorded an impairment charge of $140 million against the carrying value at December 31, 2008 of Highland following an other-than-temporary decline in the market value of its publicly traded shares.

Compañía Minera Casale (“Cerro Casale”)

During 2008, we completed our acquisition of Arizona Star for $732 million. Arizona Star has an interest in the entity that holds the Cerro Casale deposit. We determined that we share joint control with Kinross and that Cerro Casale is a VIE. Neither party is the primary beneficiary as we jointly share in the expected earnings or losses of the project. We use the equity method of accounting for Arizona Star’s investment in Cerro Casale. Our maximum exposure to loss in this entity is limited to our investment in Cerro Casale, which totaled $861 million as of December 31, 2009.

b) Other Investments

At December 31	2009	2008
Available-for-sale securities	$61	$31
Other investments	31	29
	$92	$60

	2009		2008
		Gains		Gains
	Fair	(losses)	Fair	(losses)
At December 31	value(1)	in OCI	value	in OCI
Available-for-sale securities
Securities in an unrealized gain position
Equity securities	$54	$27	$15	$3
	54	27	15	3
Securities in an unrealized gain (loss) position
Benefit plans(2)
Fixed-income	$1	$—	$2	$—
Equity	5	—	7	(3)
Other equity securities(3)	1	—	7	(2)
	7	—	16	(5)
	61	27	31	(2)
Other investments
Long-term loan receivable from Yokohama Rubber Co. Ltd.(4)	31	n/a	29	n/a
	$92	$27	$60	$(2)

(1)	Refer to note 21 for further information on the measurement of fair value.
(2)

Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

(3)	Other equity securities in a loss position consist of investments in various junior mining companies.
(4)	The long-term loan receivable is measured at amortized cost.

Gains on Investments Recorded in Earnings

	2009	2008	2007
Gains realized on sales	$6	$59	$71
Cash proceeds from sales	$7	$76	$625

Accounting Policy for Available-for-Sale Securities

Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. If the fair value of an investment declines below its carrying amount, we undertake an assessment of whether the impairment is other than temporary. We consider all relevant facts and circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near-term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. We record in earnings any unrealized declines in fair value judged to be other than temporary.

Asset-Backed Commercial Paper (“ABCP”)

In 2007, we recorded impairment charges of $20 million, resulting in a carrying value of $46 million at the end of 2007. An additional $39 million impairment charge was recorded in 2008, resulting in cumulative impairments totaling $59 million and a carrying value of $7 million. Subsequently, we reached an agreement with a third party to sell $66 million of our Asset Backed Commercial Paper (“ABCP”). We received $49 million in proceeds from this sale resulting in a recovery of $42 million which was recorded in Other income.

13 • Inventories

	Gold		Copper
At December 31	2009	2008	2009	2008
Raw materials
Ore in stockpiles	$1,052	$825	$77	$41
Ore on leach pads	215	161	172	189
Mine operating supplies	488	432	19	27
Work in process	215	187	5	5
Finished products
Gold doré	69	65	—	—
Copper cathode	—	—	4	13
Gold concentrate	20	21	—	—
	2,059	1,691	277	275
Non-current ore in stockpiles(1)	(679)	(595)	(117)	(93)
	$1,380	$1,096	$160	$182

(1)          Ore that we do not expect to process in the next 12 months is classified within other assets.

Accounting Policy for Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form, and sell at a profit. Ore is recorded as an asset that is classified within inventory as material is extracted from the open pit or underground mine. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form under a mine plan that takes into consideration optimal scheduling of production of our reserves, present plant capacity, and the market price of gold/copper. Gold/copper work in process represents gold/copper in the processing circuit that we count as production but is not yet in a saleable form.

Gold and copper ore contained in stockpiles is measured by estimating the number of tons added and removed from the stockpile, and the associated estimate of gold and copper contained therein (based on assay data) and applying estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to ore stockpiles based on quantities of material stockpiled using current mining costs incurred up to the point of stockpiling the ore and including allocations of waste mining costs, overheads, depreciation, depletion and amortization relating to mining operations. As ore is processed, costs are removed based on recoverable quantities of gold and/or copper and each stockpile’s average cost per unit. Ore stockpiles are reduced by provisions required to reduce inventory to net realizable value.

We record gold in process, gold doré and gold in concentrate form at average cost, less provisions required to reduce inventory to market value. Average cost is calculated based on the cost of inventory at the beginning of a period, plus the cost of inventory produced in a period. Costs capitalized to in process and finished goods inventory include the cost of stockpiles processed; direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; and local mine administrative expenses. Costs are removed from inventory and recorded in cost of sales and amortization expense based on the average cost per ounce of gold in inventory. Mine operating supplies are recorded at the lower of purchase cost and market value.

We record provisions to reduce inventory to net realizable value, to reflect changes in economic factors that impact inventory value or to reflect present intentions for the use of slow moving and obsolete supplies inventory.

For the years ended December 31	2009	2008	2007
Inventory impairment charges	$6	$62	$13

Ore on leach pads

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain, Ruby Hill and Marigold mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is regularly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2009, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $383 per ounce and $1.01 per pound, respectively (2008: $439 per ounce of gold and $1.07 per pound of copper). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2010 to 2027 and for copper ranging from 2010 to 2024. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Ore in Stockpiles

At December 31	2009	2008	Year(1)
Gold
Goldstrike
Ore that requires roasting	$452	$375	2035
Ore that requires autoclaving	46	47	2011
Kalgoorlie	80	74	2021
Porgera	117	113	2023
Cowal	88	70	2019
Veladero	26	24	2024
Cortez	98	54	2032
Turquoise Ridge	15	12	2035
Other	130	56
Copper
Zaldívar	77	41	2024
	$1,129	$866

(1) Year in which we expect to fully process the ore in stockpiles.

Ore on Leachpads

At December 31	2009	2008	Year(1)
Gold
Veladero	$75	$30	2024
Cortez	25	50	2021
Ruby Hill	24	13	2015
Bald Mountain	24	20	2027
Lagunas Norte	22	14	2024
Round Mountain	18	10	2013
Pierina	14	16	2024
Marigold	13	8	2011
Copper
Zaldívar	172	189	2024
	$387	$350

(1) Year in which we expect to complete full processing of the ore on leachpads.

Purchase Commitments

At December 31, 2009, we had purchase obligations for supplies and consumables of approximately $1,207 million.

14 • Accounts Receivable and Other Current Assets

At December 31	2009	2008
Accounts receivable
Amounts due from concentrate sales	$9	$8
Amounts due from copper cathode sales	109	42
Other receivables	133	147
	$251	$197
Other current assets
Derivative assets (note 20e)	$214	$817
Goods and services taxes recoverable(1)	201	153
Restricted cash	—	113
Deferred share-based compensation (note 28b)	7	—
Prepaid expenses	92	45
Other	10	39
	$524	$1,167

(1)	2009 includes $111 million and $50 million in VAT and fuel tax receivables in South America and Africa, respectively (2008: $108 million and nil, respectively).

15 • Property, Plant and Equipment

			Exploration
	Assets		properties,
	subject to	Accumulated	capital projects	Construction
	amortization(1),(2)	amortization	& VBPP	in progress(3)	Total
At January 1, 2007	$12,956	$(6,676)	$1,511	$397	$8,188
Additions	758	20	84	—	862
Acquisitions	145	—	135	—	280
Capitalized interest(6)	16	—	97	—	113
Amortization	—	(942)	—	—	(942)
Reclassification(4)	—	—	(66)	—	(66)
Transfers between categories(5)	198	—	(198)	—	—
At January 1, 2008	$14,073	$(7,598)	$1,563	$397	$8,435
Additions	584	(155)	756	626	1,811
Acquisitions	1,609	—	409	—	2,018
Capitalized interest(6)	57	—	110	—	167
Amortization	—	(912)	—	—	(912)
Impairments	(14)	—	—	—	(14)
Transfers between categories(5)	481	—	(209)	(272)	—
At January 1, 2009	$16,790	$(8,665)	$2,629	$751	$11,505
Additions	445	21	1,210	608	2,284
Acquisitions	276	—	—	—	276
Capitalized interest(6)	71	—	140	—	211
Amortization	—	(1,033)	—	—	(1,033)
Impairments	(56)	—	(122)	—	(178)
Currency translation adjustment	60	—	—	—	60
Transfers between categories(5)	1,121	—	(699)	(422)	—
At December 31, 2009	$18,707	$(9,677)	$3,158	$937	$13,125

(1)	Represents capitalized reserve acquisition and development costs and buildings, plant and equipment.
(2)	Includes assets under capital leases, leach pads and tailings dams.
(3)

Includes construction in process for tangible assets at capital projects and operating mines, as well as deposits on long lead capital items. Once an asset is available for use, it is transferred to assets subject to amortization and amortized over its estimated useful life.

(4)	Represents the reclassification of Donlin Creek to equity investments.
(5)

Includes construction in process that is transferred to buildings, plant and equipment as the asset is available for use and value beyond proven and probable reserves (“VBPP”) that is transferred to capitalized reserve acquisition and development costs, once mineralized material is converted into proven and probable reserves. In 2009, Buzwagi transitioned from a development project to an operating mine and its property, plant, and equipment balance was transferred from exploration properties, capital projects & VBPP to assets subject to amortization and construction in progress.

(6)	Capitalized interest for assets subject to amortization primarily reflects capitalized interest at Cortez Hills.

a) Accounting Policy for Property, Plant and Equipment

Capitalized Reserve Acquisition Costs

We capitalize the cost of acquisition of land and mineral rights. On acquiring a mineral or petroleum and natural gas property, we estimate the fair value of proven and probable reserves, and we record these amounts as assets at the date of acquisition. When production begins, capitalized reserve acquisition costs are amortized using the “units-of-production” method, whereby the numerator is the number of ounces of gold/pounds of copper/barrels of oil equivalent (boe) produced and the denominator is the estimated recoverable ounces of gold/pounds of copper/boe contained in proven and probable reserves.

Value Beyond Proven and Probable Reserves (“VBPP”)

On acquisition of mineral property, we prepare an estimate of the fair value of the resources and exploration potential of that property and record this amount as an asset (VBPP) as at the date of acquisition. As part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. The change in reserves, net of production is, among other things, used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization. For 2009 the effect on amortization expense of transfers from VBPP to proven and probable reserves is an increase of $3 million (2008: $5 million increase; 2007: $5 million increase).

VBPP
At January 1, 2008	$313
VBPP conversion to reserves	(178)
Acquisitions(1)	381
At January 1, 2009	516
VBPP conversion to reserves	(93)
At December 31, 2009	$423

(1)          Represents VBPP acquired on acquisition of the additional 40% interest in Cortez.

Capitalized Development Costs

Capitalized development costs include the costs of removing overburden and waste materials at our open pit mining operations prior to the commencement of production; costs incurred to access reserves at our underground mining operations; drilling and related costs incurred that meet the definition of an asset (refer to note 7 for capitalization criteria for drilling and related costs), and qualifying development costs incurred at our petroleum and natural gas properties.

The costs of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs”. Pre-stripping costs are capitalized during the development of an open pit mine. Where a mine operates several open pits that utilize common processing facilities, we capitalize the pre-stripping costs associated with each pit. The production phase of an open pit mine commences when saleable materials, beyond a de minimus amount, are produced. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized as a component of cost of sales in the same period as the revenue from the sale of inventory. Capitalized pre-stripping costs are amortized using the units-of-production method, whereby the denominator is the estimated recoverable ounces of gold/pounds of copper in the associated open pit.

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life, which could in some cases be greater than 25 years. These underground development costs are capitalized as incurred. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are amortized using the units-of-production method, whereby the denominator is estimated recoverable ounces of gold/pounds of copper contained in proven and probable reserves within that ore block or area. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are amortized using the units-of-production method, whereby the denominator is the estimated recoverable ounces of gold/pounds of copper contained in total accessible proven and probable reserves.

For our petroleum and natural gas properties, we follow the successful efforts method of accounting, whereby exploration expenditures which are either general in nature or related to an unsuccessful drilling program are written off. Only costs which relate directly to the discovery and development of specific commercial oil and gas reserves are capitalized as development costs and amortized using the units-of-production method, whereby the denominator is the estimated recoverable amount of boe.

Buildings, Plant and Equipment

We record buildings, plant and equipment at cost, which includes all expenditures incurred to prepare an asset for its intended use. Cost includes the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges. In addition, if the cost of an asset acquired other than through a business combination is different from its tax basis on acquisition, the cost is adjusted to reflect the related future income tax consequences.

We capitalize costs that extend the productive capacity or useful economic life of an asset. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance and expensed as incurred. We amortize the capitalized cost of assets less any estimated residual value, using the straight line method over the estimated useful economic life of the asset based on their expected use in our business. The longest estimated useful economic life for buildings and equipment at ore processing facilities is 25 years and for mining equipment is 15 years. Depreciation of oil and gas plants and related facilities is calculated using the units-of-production method.

In the normal course of our business, we have entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, we record an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of our capital leasing arrangements, there is transfer of ownership of the leased assets to us at the end of the lease term and therefore we amortize these assets on a basis consistent with our other owned assets. As at December 31, 2009, the carrying value of our capital leases is $62 million.

Exploration Properties and Development Projects

The amounts capitalized to exploration and development projects comprise the cost of mineral interests acquired either as individual asset purchases or as part of a business combination. The amount capitalized to development projects, having established proven and probable reserves, also includes the capitalization cost associated with developing and constructing the mine. The value of such assets is primarily driven by the nature and amount of mineralized material contained in such properties. Exploration and development stage mineral interests represent interests in properties that contain proven and probable reserves or are believed to potentially contain mineralized material consisting of (i) other mineralized material such as measured, indicated and inferred material within pits; (ii) other mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine area; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material greenfield exploration potential; and (iv) any acquired right to explore or extract a potential mineral deposit. Amounts capitalized to capital projects include costs associated with the construction of tangible assets, such as processing plants, permanent housing facilities and other tangible infrastructure associated with the project.

Exploration Properties, Capital Projects and VBPP

	Carrying amount	Carrying amount
	at December 31,	at December 31,
	2009	2008
Exploration projects and other land positions
PNG land positions	$187	$171
Other	22	26
VBPP at producing mines	423	516
Capital projects(1)
Pascua-Lama	1,081	777
Pueblo Viejo	1,321	439
Sedibelo	9	123
Buzwagi	—	495
Punta Colorado Wind Farm	115	82
	$3,158	$2,629

(1)	The carrying amounts for the Cerro Casale, Donlin Creek, Reko Diq, and Kabanga projects are reflected in the carrying amounts of the equity investments through which they are owned. Refer to note 12.

Capitalized Interest

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs to exploration properties and development projects prior to when production begins while exploration, development or construction activities are in progress. We also capitalize interest costs on the cost of certain equity method investments, wherein the only significant assets are exploration properties or capital projects, and while exploration, development or construction activities are in progress. For 2009, we capitalized $269 million of interest costs (2008: $222 million).

Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the units-of-production method, whereby the denominator is estimated recoverable ounces of gold/pounds of copper. The effect of changes in reserve estimates on amortization expense for 2009 was a decrease of $70 million (2008: $57 million decrease; 2007: $26 million increase).

b) Amortization and Accretion

	2009	2008	2007
Amortization	$1,016	$912	$942
Accretion (note 22)	57	45	48
	$1,073	$957	$990

c) Impairment Evaluations

Producing Mines, Development Projects and Petroleum & Natural Gas Properties

We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines, capital projects and petroleum and natural gas properties, the individual mine/project/property is included in a single group/reporting unit for impairment testing purposes. A potential impairment is identified if the sum of the reporting unit’s undiscounted cash flows is less than its carrying amount. When a potential long-lived asset impairment is identified, the amount of impairment is calculated by comparing its fair value to its carrying amount.

Long-lived assets subject to potential impairment at mine sites/capital projects/petroleum and natural gas properties include buildings, plant and equipment, and capitalized reserve acquisition and development costs and VBPP. For impairment assessment purposes, the estimated fair value of buildings, plant and equipment is based on a combination of current depreciated replacement cost and current market value. The estimated fair value of capitalized reserve acquisition, development costs and VBPP is determined using an income approach which measures the present value of the related cash flows expected to be derived from the asset.

In fourth quarter 2009, we finalized our long-term life of mine (“LOM”) plans, and reviewed the LOM plans for our mines/projects/properties for indications of impairment. As a result we identified the long-lived assets of our Darlot, Kanowna and Plutonic gold mines in Australia as being potentially impaired with carrying amounts in excess of their undiscounted cash flows. Consequently, we compared their estimated fair values to their carrying amounts and recorded an impairment charge of $43 million at Plutonic and no impairments at Darlot or Kanowna (2008: Marigold $12 million and Osborne, included in discontinued operations $57 million).

Exploration Properties

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we determine that a potential impairment condition may exist, we compare the sum of the undiscounted cash flows expected to be generated from the project to its carrying amount. If the sum of undiscounted cash flows is less than the carrying amount, an impairment charge is recognized if the carrying amount of the individual long-lived assets within the group exceeds their fair value. For projects that do not have reliable cash flow projections, a market approach is applied.

In 2008, we completed a bankable feasibility study (“BFS”) for our Sedibelo platinum project in South Africa meeting the conditions for a 10% interest in the property. We also held the right to increase our interest to 65% in return for a decision to develop Sedibelo and payment of approximately $106 million in fourth quarter 2009. In third quarter 2009, after conducting a thorough review of development alternatives to maximize the project’s potential, we decided not to proceed with this payment to increase our ownership interest in Sedibelo. As a consequence of this decision, we recorded an impairment charge of $158 million in third quarter 2009, reducing the carrying amount of our investment in the project and related assets to their estimated fair values. In fourth quarter 2009, as a result of Barrick’s decision to not develop the Sedibelo project, our partner’s right to purchase our 10% interest by reimbursing us for direct and proven costs of prospecting activities and compiling the BFS, was triggered. This 90 day right expires at the end of February 2010.

There is no active market for our investment in Sedibelo, and consequently, we used an income approach, being the net present value of expected future cash flows, to determine its fair value. Based on this approach, the fair value assigned to our 10% investment in Sedibelo and the related PP&E was $6 million, resulting in an impairment charge of $122 million. We took an additional impairment charge of $36 million which was primarily attributable to water rights related to the project that were classified in Intangible assets.

d) Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $1,018 million at December 31, 2009 for construction activities at our capital projects.

e) Insurance

We purchase insurance coverage for certain insurable losses, subject to varying deductibles, at our mineral properties and corporate locations including losses such as property damage and business interruption. We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is probable and the amount receivable is fixed or determinable.

Insurance Proceeds

	2009	2008	2007
Cost of sales	$18	$30	$16
Other income	26	2	—
Discontinued operations	—	—	21
	$44	$32	$37

16 • Intangible Assets

	2009			2008
	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
For the years ended December 31	amount	amortization	amount	amount	amortization	amount
Water rights(1)	$40	$—	$40	$48	$—	$48
Technology(2)	17	—	17	17	—	17
Supply contracts(3)	16	15	1	16	15	1
Supply agreement(4)	8	—	8	8	—	8
	$81	$15	$66	$89	$15	$74
Aggregate period amortization expense		$—			$5

For the years ended December 31		2010	2011	2012	2013	2014
Estimated aggregate amortization expense		$1	$1	$1	$1	$1

(1)

Water rights in South America ($40 million) are subject to annual impairment testing and will be amortized when used in the future. In 2009, we increased our investment in water rights for our Sedibelo project by $26 million. We subsequently recorded an impairment charge for water rights related to Sedibelo ($34 million) in third quarter 2009 (note 15c).

(2)	The amount will be amortized using the units-of-production method over the estimated proven and probable reserves of the Pueblo Viejo mine, with no assumed residual value.
(3)	Supply contracts are being amortized over the weighted average contract lives of 4–10 years, with no assumed residual value.
(4)	Primarily relates to a supply agreement with Yokohama Rubber Company to secure a supply of tires, which is being amortized evenly over the 120-month term of the agreement.

Accounting Policy for Intangible Assets

Intangible assets acquired as part of an acquisition of a business are recognized separately from goodwill if the asset is separable or arises from contractual or legal rights. Intangible assets are also recognized when acquired individually or with a group of other assets.

Intangible assets are initially recorded at their estimated fair value. Intangible assets with a finite life are amortized over their useful economic lives on a straight line or units-of-production basis, as appropriate. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are reviewed annually for impairment. We also review and test the carrying amounts of all intangible assets when events or changes in circumstances suggest that their carrying amount may not be recoverable.

In third quarter 2009, after making a decision not to continue developing the Sedibleo project, we recorded an impairment charge of $34 million for water rights (2008: nil). No other indications of impairment were noted in 2009.

17 • Goodwill

	Gold				Copper	Other
	North		South		South	Barrick
	America	Australia	America	Africa	America	Energy	Total
Opening balance, January 1, 2007	$2,423	$1,781	$441	$373	$743	$—	$5,761
Additions(1)	—	34	—	—	—	—	34
Impairments(2)	(42)	—	—	—	—	—	(42)
Closing balance, December 31, 2007	$2,381	$1,815	$441	$373	$743	$—	$5,753
Additions(3)	23	—	—	—	—	96	119
Other(4)	—	—	—	—	—	(8)	(8)
Impairments(5)	(8)	(272)	—	(216)	—	(88)	(584)
Closing balance, December 31, 2008	$2,396	$1,543	$441	$157	$743	$—	$5,280
Other(6)	(20)	—	—	—	—	—	(20)
Impairments(7)	—	(63)	—	—	—	—	(63)
Closing balance, December 31, 2009	$2,376	$1,480	$441	$157	$743	$—	$5,197

(1)	Represents goodwill acquired as a result of the acquisition of an additional 20% interest in Porgera.
(2)	Impairment charges recorded in 2007 related to Golden Sunlight ($35 million) and Eskay Creek ($7 million).
(3)

Represents goodwill acquired as a result of the acquisitions of an additional 40% interest in Cortez ($20 million), an additional 40% interest in Storm ($3 million) and Barrick Energy ($96 million) (note 3).

(4)	Represents the impact of foreign exchange rate changes on the translation of Barrick Energy from C$ to US$.
(5)	Impairment charges recorded in 2008 related to Kanowna ($272 million), North Mara ($216 million), Barrick Energy ($88 million), and Marigold ($8 million).
(6)	Represents a reduction of goodwill as a result of the acquisition of an additional 50% interest in the Hemlo mine (note 3f).
(7)	Impairment charge recorded in 2009 related to Plutonic ($63 million).

Accounting Policy for Goodwill and Goodwill Impairment

Under the purchase method, the costs of business acquisitions are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of purchase cost over the net fair value of identified tangible and intangible assets and liabilities acquired represents goodwill that is allocated to reporting units. We believe that goodwill arises principally because of the following factors: 1) the going concern value implicit in our ability to sustain and/or grow our business by increasing reserves and resources through new discoveries; 2) the ability to capture unique synergies that can be realized from managing a portfolio of both acquired and existing mines and mineral properties in our regional business units; and 3) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value. We do not allocate goodwill to exploration properties or development projects as they do not have the inputs and processes applied to those inputs to have the ability to create outputs, and therefore do not meet the definition of a business or a reporting unit.

Each individual mineral property that is an operating mine is a reporting unit for goodwill impairment testing purposes. On an annual basis, as at October 1, and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit has been reduced below its carrying amount, we evaluate the carrying amount of goodwill for potential impairment.

There is no active market for our reporting units. Consequently, when assessing a reporting unit for potential goodwill impairment, we use an income approach (being the net present value of expected future cash flows or net asset value (“NAV”) of the relevant reporting unit) to determine the fair value we could receive for the reporting unit in an arm’s length transaction at the measurement date. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes. Estimates of expected future cash flows reflect estimates of projected future revenues, cash costs of production and capital expenditures contained in our long-term life of mine (“LOM”) plans, which are updated for each reporting unit in the fourth quarter of each fiscal year.

Our LOM plans are based on detailed research, analysis and modeling to optimize the internal rate of return generated from each reporting unit. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries and capacities of available extraction, haulage and processing equipment. Therefore, the LOM plan is the appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures.

Projected future revenues reflect the forecasted future production levels at each of our reporting units as detailed in our LOM plans. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology we use to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets.

Projected future revenues also reflect our estimated long-term metals prices, which are determined based on current prices, an analysis of the expected total production costs of the producers and forward pricing curves of the particular metal and forecasts of expected long-term metals prices prepared by analysts. These estimates often differ from current price levels, but our methodology is consistent with how a market participant would assess future long-term metals prices. In 2009, we have used estimated 2010 and long-term gold prices of $1,050 and $950 per ounce, respectively (2008: $850), and estimated 2010 and long-term copper prices of $2.50 and $2.25 per pound, respectively (2008: $1.50 and $2.00).

Our estimates of future cash costs of production and capital expenditures are based on the LOM plans for each reporting unit. Costs incurred in currencies other than the US dollar are translated to US dollars using expected long-term exchange rates based on the relevant forward pricing curve. Oil prices are a significant component, both direct and indirect, of our expected cash costs of production. We have used an estimated average oil price of $75 per barrel (2008: $75), which is based on the spot price, forward pricing curve, and long- term oil price forecasts prepared by analysts.

The discount rate applied to present value the net future cash flows is based upon our real weighted average cost of capital with an appropriate adjustment for the remaining life of a mine and risks associated with the relevant cash flows based on the geographic location of the reporting unit. These risk adjustments were based on observed historical country risk premiums and the average credit default swap spreads for the period. In 2009, we used the following real discount rates for our gold mines: United States 3.03% – 4.61% (2008: 2.68% – 4.03%); Canada 3.15% (2008: 3.29%); Australia 3.53% – 4.45% (2008: 3.66% – 4.29%); Argentina 12.52% (2008: 13.74%); Tanzania 8.79% – 10.37% (2008: 8.77% – 9.84%); Papua New Guinea 8.46% (2008: 9.84%); and Peru 4.87% – 5.78% (2008: 6.33% – 6.96%). For our copper mines, we used the following real discount rates in 2009: Australia 7.09% (2008: 6.95%); and Chile 8.82% (2008: 8.83%). The increase in discount rates in North America, Australia and Africa compared to the prior year primarily reflects higher risk premiums over the risk free borrowing rate. The decrease in discount rates in South America and Papua New Guinea compared to the prior year primarily reflects lower country risk premiums due to declining credit spreads.

For our gold reporting units, we apply a market multiple to the NAV computed using the present value of future cash flows approach in order to assess their estimated fair value. Gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of an operating gold mine. For each reporting unit, the selection of an appropriate NAV multiple to apply considers the change in our total Enterprise value from December 31, 2008 and compares this to companies within each region.

When selecting NAV multiples to arrive at fair value, we considered trading prices of comparable gold mining companies on October 1, 2009. The selected ranges of multiples for all operating gold mines were also based on mine life. The range of selected multiples in respect of operating gold mines with lives of five years or less were based on the lower end of the observed multiples. Mines with lives greater than five years were generally based on median and/or average observation. Mines with lives of twenty years or greater were based on a 20% increase on the median and/or average observations. In 2009, we have used the following multiples in our assessment of the fair value of our gold reporting units: North America 1.2 – 2.2 (2008: 1.0 – 2.1); Australia 1.3 – 1.8 (2008: 1.0 – 1.6); South America 1.1 – 1.6 (2008: 1.0 – 1.4); and Africa 1.2 – 2.0 (2008: 1.0 – 1.6).

In 2009, we recorded a goodwill impairment charge of $63 million at our Plutonic gold mine in Australia, primarily as a result of a significant reduction in their proven and probable reserves and its short remaining mine life (2008: Kanowna $272 million; North Mara $216 million; Osborne, included in discontinued operations $64 million; Henty, included in discontinued operations $30 million; Marigold $8 million; and Barrick Energy $88 million).

In second quarter 2009, we acquired the remaining 50% interest in our Hemlo mine, which resulted in a $20 million reduction of goodwill (note 3f).

18 • Other Assets

At December 31	2009	2008
Non-current ore in stockpiles (note 13)	$796	$688
Derivative assets (note 20e)	290	15
Goods and services taxes recoverable(1)	124	117
Debt issue costs	42	29
Unamortized share-based compensation (note 28b)	67	84
Notes receivable	94	96
Deposits receivable	11	45
Other	107	59
	$1,531	$1,133

(1)	2009 includes $94 million and $30 million in VAT and fuel tax receivables in South America and Africa, respectively (2008: $68 million and $49 million, respectively).

Debt Issue Costs

In 2009, $10 million and $6 million of debt issue costs arose on the debenture issuances of $1.25 billion and $750 million, respectively.

In 2008, an addition of $11 million of debt issue costs arose on the issuance of $1,250 million in debentures.

Amortization of debt issue costs is calculated using the interest method over the term of each debt obligation, and classified as a component of interest cost (see note 20b).

19 • Other Current Liabilities

At December 31	2009	2008
Asset retirement obligations (note 22)	$85	$93
Derivative liabilities (note 20e)	180	440
Post-retirement benefits (note 29)	16	10
Income taxes payable (note 9)	94	48
Restricted stock units (note 28b)	33	—
Other	67	36
	$475	$627

20 • Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these financial statements as follows: accounts receivable — note 14; investments — note 12; restricted share units — note 28b.

a) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.

At December 31	2009	2008
Cash deposits	$509	$482
Term deposits	298	160
Treasury bills	125	185
Money market investments	1,632	610
	$2,564	$1,437

b) Long-Term Debt(1)

	2009					2008					2007
										Assumed
					Currency					on
					translation					acquisition of
	At				and	At				Barrick	At				At
	Dec. 31	Proceeds	Repayments	Amortization(2)	other	Dec. 31	Proceeds	Repayments	Amortization(2)	Energy	Dec. 31	Proceeds	Repayments	Amortization(2)	Jan. 1

Fixed rate notes	$3,214	$1,964	$—	$—	$—	$1,250	$1,250	$—	$—	$—	$—	$—	$—	$—	$—
5.80%/4.875% notes(3)	748	—	—	(1)	—	747	—	—	(2)	—	745	—	—	—	745
Copper-linked notes	—	—	190	—		190	—	325	—	—	515	—	393	—	908
US dollar notes	996	190	—	(1)	—	805	325	—	—	—	480	393	—	—	87
Convertible senior debentures	285	—	—	4	—	289	—	—	4	—	293	—	—	3	296
Project financing	62	—	53	—	—	115	—	99	—	—	214	—	91	—	305
Capital leases	62	22	25	—	(5)	70	6	21	—	—	85	15	24	—	94
Other debt obligations(4)	968	—	16	4	11	977	152	150	5	57	923		101	—	1,024
7.50% debentures(5)	—	—	—	—	—	—	—	—	—	—	—	—	500	—	498
First credit facility(6)	—	—	—	—	—	—	990	990	—	—	—	—	—	—	—
	6,335	2,176	284	6	6	4,443	2,723	1,585	7	57	3,255	408	1,109	3	3,957
Less: current portion(7)	(54)	—	—	—	—	(93)	—	—	—	—	(102)	—	—	—	(713)
	$6,281	$2,176	$284	$6	$6	$4,350	$2,723	$1,585	$7	$57	$3,153	$408	$1,109	$3	$3,244

Short-term debt
Demand financing facility	—	—	113	—	—	113	—	18	—	—	131	—	19	—	150
	$—	$—	$113	$—	$—	$113	$—	$18	$—	$—	$131	$—	$19	$—	$150

(1)

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. In certain cases, these provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

(2)	Amortization of debt premium/discount.
(3)

During third quarter 2004, we issued $400 million of debentures at a $3 million discount that mature on November 15, 2034 and $350 million of debentures at a $2 million discount that mature on November 15, 2014.

(4)

The obligations have an aggregate amount of $968 million, of which $163 million is subject to floating interest rates and $805 million is subject to fixed interest rates ranging from 4.75% to 8.05%. The obligations mature at various times between 2010 and 2035.

(5)	During second quarter 2007, we repaid the $500 million 7.5% debentures from existing cash balances and proceeds from the sale of investments.
(6)

We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, has an interest rate of Libor plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. $50 million matures in 2012 and the remaining $1.45 billion matures in 2013.

(7)	The current portion of long-term debt consists of capital leases ($24 million) and project financing ($30 million).

Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30 year notes with a coupon rate of 5.95%, and $400 million of 10 year notes with a coupon rate of 4.95% (collectively the “Notes”). BPDAF used the proceeds to provide loans to us for settling the Gold Hedges and some of the Floating Contracts. In exchange, we provide sufficient funds to BPDAF to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

On March 19, 2009, we issued an aggregate of $750 million of 10 year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsub-ordinated obligations and will rank equally with our other unsecured, unsubordinated obligations.

In September, 2008, we issued an aggregate of $1,250 million of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5% (collectively the “Notes”). The LLCs used the proceeds to provide loans to us. We provide sufficient funds to the

LLCs to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

We used these proceeds to repay the $990 million we drew down in first quarter 2008, which was used to partially fund our acquisition of the 40% interest in Cortez. The amounts were drawn down using our existing $1.5 billion credit facility.

Copper-Linked Notes/US Dollar Notes

In October 2006, we issued $1 billion of Copper-Linked Notes. During the first three years, the full $1 billion obligation of these notes was to be repaid through the delivery of (the US dollar equivalent of) 324 million pounds of copper. At December 31, 2009, all of the required copper had been delivered. Coincident with the repayment of (the US dollar equivalent of) 324 million pounds of copper, we reborrowed $1 billion. As the copper-linked equivalent was repaid, the fixed US dollar obligation increased ($190 million during the year). The accounting principles applicable to these Copper-Linked Notes require separate accounting for the future delivery of copper (a fixed-price forward sales contract that meets the definition of a derivative that must be separately accounted for) and for the underlying bond (see note 20 c). $400 million of US dollar notes with a coupon of 5.75% mature in 2016 and $600 million of US dollar notes with a coupon of 6.35% mature in 2036.

Convertible Senior Debentures

The convertible senior debentures (the “Securities”) mature in 2023 and had an aggregate amount of $285 million outstanding as at the end of 2009. Holders of the Securities may, upon the occurrence of certain circumstances and within specified time periods, convert their Securities into common shares of Barrick. These circumstances are: if the closing price of our common shares exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter; if certain credit ratings assigned to the Securities fall below specified levels or if the Securities cease to be rated by specified rating agencies or such ratings are suspended or withdrawn; if for each of five consecutive trading days, the trading price per $1,000 principal amount of the Securities was less than 98% of the product of the closing price of our common shares and the then current conversion rate; if the Securities have been called for redemption provided that only such Securities called for redemption may be converted and upon the occurrence of specified corporate transactions. On December 31, 2009, the conversion rate per each $1,000 principal amount of Securities was 40.6849 common shares and the effective conversion price was $24.58 per common share. The conversion rate is subject to adjustment in certain circumstances. As such, the effective conversion price may also change.

The Securities were convertible from October 1, 2007 through December 31, 2009. During the period January 1, 2009 to December 31, 2009, $40 thousand principal amount of Securities was converted for 1,619 common shares of Barrick. If all the Securities had been converted and settlement occurred on December 31, 2009, we would have issued approximately 9.3 million common shares with an aggregate fair value of approximately $368.4 million based on our closing share price on December 31, 2009. The Securities are also convertible from January 1, 2010 through March 31, 2010.

We may redeem the Securities at any time on or after October 20, 2010 and prior to maturity, in whole or in part, at a prescribed redemption price that varies depending upon the date of redemption from 100.825% to 100% of the principal amount, plus accrued and unpaid interest. The maximum amount we could be required to pay to redeem the securities is $232 million plus accrued interest. Holders of the Securities can require the repurchase of the Securities for 100% of their principal amount, plus accrued and unpaid interest, on October 15, 2013 and October 15, 2018. In addition, if specified designated events occur prior to maturity of the Securities, we will be required to offer to purchase all outstanding Securities at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. For accounting purposes the Securities are classified as a “conventional convertible debenture” and the conversion feature has not been bifurcated from the host instrument.

Project Financing

One of our wholly-owned subsidiaries, Minera Argentina Gold S.A. in Argentina, had a limited recourse amortizing loan of $62 million outstanding at December 31, 2009, the majority of which has a variable interest rate. We have guaranteed the loan until completion occurs, after which it will become non-recourse to the parent company. Pursuant to the terms of the loan, completion, as defined in the loan agreement, must be achieved prior to December 31, 2009. An extension was granted until March 31, 2010 to amend the loan documentation, with an expectation that the completion deadline would be postponed until December 31, 2010. The loan is insured for political risks by branches of the Canadian and German governments.

Demand Financing Facility

We had a demand financing facility that permits borrowings of up to $150 million. The terms of the facility require us to maintain cash on deposit with the lender as a compensating balance equal to the amount outstanding under the facility, which is restricted as to use. The net effective interest rate is 0.4% per annum. In second quarter 2009, we repaid the remaining $113 million drawn and terminated the facility. An equal amount required to be placed on deposit that was included in restricted cash has been released.

Interest

	For the years ended December 31
	2009		2008		2007
	Interest	Effective	Interest	Effective	Interest	Effective
	cost	rate(1)	cost	rate(1)	cost	rate(1)
Fixed rate notes	$142	6.4%	$26	7.0%	$—	—
5.80%/4.875% notes	44	5.8%	42	5.7%	41	5.6%
Copper-linked notes/US dollar notes	62	6.2%	62	6.2%	63	6.2%
Convertible senior debentures	3	0.8%	4	1.5%	2	0.8%
Project financing	8	8.2%	19	11.0%	26	9.1%
Capital leases	2	5.6%	4	5.0%	6	7.7%
Other debt obligations	49	5.1%	50	5.3%	60	6.1%
7.50% debentures	—	—	—	—	16	9.9%
Deposit on silver sale agreement (notes 6 and 23)	6	9.5%	—	—	—	—
First credit facility	—	—	17	3.3%	1	—
Demand financing facility	5	8.7%	11	8.9%	13	8.9%
Other interest	5		8		9
	326		243		237
Less: interest capitalized	(269)		(222)		(124)
	$57		$21		$113
Cash interest paid	$311		$213		$236
Amortization of debt issue costs	6		7		9
Amortization of premium/discount	(6)		(7)		(3)
Losses on interest rate hedges	3		1		4
Increase (decrease) in interest accruals	12		29		(9)
Interest cost	$326		$243		$237

(1)

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with long-term debt.

Scheduled Debt Repayments

					2014 and
	2010	2011	2012	2013	thereafter
Fixed rate notes	$—	$—	$—	$500	$2,750
5.80%/4.875% notes	—	—	—	—	750
Project financing	30	10	22	—	—
US dollar notes	—	—	—	—	1,000
Other debt obligations	—	—	117	65	728
Convertible senior debentures	—	—	—	—	230
	$30	$10	$139	$565	$5,458
Minimum annual payments under capital leases	$24	$14	$10	$9	$5

c) Use of Derivative Instruments (“Derivatives”) in Risk Management

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
• Sales	• Prices of gold, copper, oil and natural gas
• Cost of sales
• Consumption of diesel fuel, propane, natural gas and electricity	• Prices of diesel fuel, propane, natural gas and electricity
• Non-US dollar expenditures	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR
• By-product credits	• Prices of silver and copper
• Corporate and regional administration, exploration and business development costs	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR
• Capital expenditures
• Non-US dollar capital expenditures	• Currency exchange rates — US dollar versus A$, ARS, C$, CLP, EUR and PGK
• Consumption of steel	• Price of steel
• Interest earned on cash and equivalents	• US dollar interest rates
• Interest paid on fixed-rate debt	• US dollar interest rates

The timeframe and manner in which we manage risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

The primary objective of our risk management program is to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict hedge effectiveness criteria, and they are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.

d) Other Use of Derivative Instruments

We also enter into derivative instruments with the objective of realizing trading gains to increase our reported net income.

During the year, we wrote $500 million net USD pay-fixed swaptions. Changes in the fair value of the swaptions and the premiums earned were recognized in current period earnings through interest expense. For the year, we recognized a gain on premiums of $3 million in current period earnings. There were no swaptions outstanding at December 31, 2009.

We enter into purchased and written contracts with the primary objective of increasing the realized price on our gold and copper sales. During 2009, we wrote gold put and call options with an average outstanding notional volume of 0.3 million and 0.3 million ounces, respectively, on a net basis. We also held other net purchased gold long positions during the year with an average outstanding notional volume of 0.1 million ounces. During the year, we wrote copper put and call options averaging 0.5 and 5 million pounds, respectively, and purchased other net long copper positions averaging 9 million pounds.

As a result of these activities, we recorded realized gains in revenue of $56 million on gold contracts and realized losses of $2 million on copper contracts in 2009. There are no outstanding gold or copper positions at December 31, 2009.

e) Summary of Derivatives at December 31, 2009

					Accounting
					classification by
	Notional amount by term to maturity				notional amount
	Within	2 to 3	4 to 5		Cash flow	Fair value	Non-	Fair value
	1 year	years	years	Total	hedge	hedge	hedge	(USD)

US dollar interest rate contracts
Net receive-fixed swap positions (millions)	$(75)	$—	$100	$25	$—	$—	$25	$(6)
Currency contracts
A$:US$ contracts (A$ millions)	1,426	2,286	750	4,462	4,459	—	3	$348
C$:US$ contracts (C$ millions)	381	27	—	408	408	—	—	12
CLP:US$ contracts (CLP millions)(1)	96,240	60,000	—	156,240	36,240	—	120,000	10
EUR:US$ contracts (EUR millions)	23	19	—	42	42	—	—	1
PGK:US$ contracts (PGK millions)	76	—	—	76	76	—	—	—

Commodity contracts
Copper collar sell contracts (millions of pounds)	282	—	—	282	203	—	79	$(42)
Copper net sold call contracts (millions of pounds)	79	—	—	79	—	—	79	(13)
Diesel contracts (thousands of barrels)(2)	2,355	1,366	440	4,161	4,161	—	—	(7)
Propane contracts (millions of gallons)	12	—	—	12	12	—	—	2
Natural gas contracts (thousands of gigajoules)	805	—	—	805	805	—	—	—
Electricity contracts (thousands of megawatt hours)	31	22	—	53	—	—	53	—

(1)	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua Lama project.
(2)

Diesel commodity contracts represent a combination of WTI and ULSD/WTI Crack spread swaps, WTB, MOPS and JET hedge contracts. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel, ULSD represents Ultra Low Sulfur Diesel US Gulf Coast.

Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives
	At Dec. 31, 2009		At Dec. 31, 2008		At Dec. 31, 2009		At Dec. 31, 2008
	Balance sheet	Fair	Balance sheet	Fair	Balance sheet	Fair	Balance sheet	Fair
	classification	value	classification	value	classification	value	classification	value

Derivatives designated as hedging instruments
Currency contracts	Other assets	$374	Other assets	$22	Other liabilities	$9	Other liabilities	$526
Commodity contracts	Other assets	53	Other assets	402	Other liabilities	131	Other liabilities	205
Total derivatives classified as hedging instruments		$427		$424		$140		$731
Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$1	Other assets	$—	Other liabilities	$7	Other liabilities	$8
Currency contracts	Other assets	15	Other assets	4	Other liabilities	9	Other liabilities	1
Commodity contracts	Other assets	61	Other assets	404	Other liabilities	43	Other liabilities	135
Total derivatives not designated as hedging instruments		$77		$408		$59		$144
Total derivatives		$504		$832		$199		$875

US Dollar Interest Rate Contracts

Non-hedge Contracts

We have a $75 million net US dollar pay-fixed interest rate swap position outstanding that was used to economically hedge the US dollar interest rate risk implicit in a prior gold lease rate swap position. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense. We also have a $100 million US dollar receive-fixed interest rate swap outstanding that is used to economically hedge US dollar interest rate risk on our outstanding cash balance.

Currency Contracts

Cash Flow Hedges

During the year, currency contracts totaling A$1,407 million, C$462 million, EUR 73 million, PGK 160 million, and CLP 37,656 million have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges that matured within the year. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years.

Hedged items that relate to operating and/or sustaining capital expense are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$193 million, A$110 million, and CLP 12,000 million of collar contracts, we have concluded that the hedges are 100% effective because the critical terms (including notional amount and maturity date) of the hedged items and the currency contracts are the same. For all remaining currency hedges, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in forward exchange rates over the last three years. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative, and ineffectiveness is measured using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings.

Hedged items that relate to pre-production expenditures at our development projects are identified as the stated quantity of dollars of the forecasted expenditures associated with a specific transaction in a pre-defined time period. For C$29 million, A$55 million and EUR 42 million hedge, effectiveness is assessed using the dual spot method, where changes in fair value attributable to changes in spot prices are calculated on a discounted basis for the actual derivative and an undiscounted basis for the hypothetical derivative. The effectiveness testing excludes time value of the hedging instrument. Prospective and retrospective hedge effectiveness uses a dollar offset method.

Non-hedge Contracts

We concluded that CLP 120,000 million of collar contracts do not meet the effectiveness criteria of the dual spot method. These contracts represent an economic hedge of pre-production capital expenditures at our Pascua Lama project. Although not qualifying as an accounting hedge, the contracts protect us against variability of the CLP to the US dollar on pre-production expenditures at our Pascua Lama project. Changes in the fair value of the non-hedge CLP contracts are recorded in current period project expense. In 2009, we recorded an unrealized loss of $4 million on the outstanding collar contracts. Non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of non-hedge currency contracts are recorded in current period cost of sales, corporate administration, other income, other expense or income tax expense according to the intention of the hedging instrument.

Commodity Contracts

Diesel/Propane/Electricity/Natural Gas

Cash Flow Hedges

During the year, we entered into 734 thousand barrels of WTI/ULSD crack spread swaps, 762 thousand barrels of MOPS forwards, 199 thousand barrels of WTB forwards, 199 thousand barrels of JET forwards, and 12 million gallons of propane designated against forecasted fuel purchases for expected consumption at our mines. The designated contracts act as a hedge against variability in market prices on the cost of future fuel purchases over the next four years. We also entered into 867 thousand gigajoules of natural gas contracts that are used to mitigate the risk of price changes on natural gas sales at Barrick Energy. Hedged items are identified as the first stated quantity of forecasted consumption purchased in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative, and ineffectiveness is measured using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings.

On April 1, 2009, we entered into a new diesel fuel supply contract. Under the terms of the new contract, fuel purchased for consumption at our Nevada based mines is priced based on the ULSD index. We have continued to hedge our exposure to diesel using our existing WTI forward contracts. Retrospective hedge effectiveness testing shows a strong correlation between ULSD and WTI and thus we expect that these hedges will continue to be effective. The prospective and retrospective testing will continue to be assessed using the hypothetical derivative method.

Non-hedge Contracts

Non-hedge electricity contracts of 53 thousand megawatt hours are used to mitigate the risk of price changes on electricity consumption at Barrick Energy. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of changes in electricity prices. Changes in the fair value of non-hedge electricity contracts are recorded in current period cost of sales.

Copper

Cash Flow Hedges

Copper collar contracts totaling 200 million pounds have been designated as hedges against copper cathode sales at our Zaldívar mine. The contracts contain purchased put and sold call options with weighted average strike prices of $2.25/lb and $3.53/lb, respectively. We also have copper collar contracts of 3 million pounds that have been designated as hedges against copper concentrate sales at our Osborne mine. The contracts contain purchased put and sold call options with average strike prices of $2.49/lb and $3.79/lb, respectively.

For collars designated against copper cathode production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.

Concentrate sales at our Osborne mine contain both gold and copper, and as a result, are exposed to price changes of both commodities. For collars designated against copper concentrate production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed using a regression method. The regression method involves comparing month-by-month changes in fair value of both the actual hedging derivative and a hypothetical derivative (derived from the price of concentrate) caused by actual historical changes in commodity prices over the last three years. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.

Non-hedge Contracts

During 2009, we de-designated collar sell contracts for 79 million pounds and crystallized $31 million of losses in OCI, of which $30 million remains at year-end. These hedges were originally designated against future copper production at our Zaldívar mine. The exposure is still expected to occur and therefore amounts crystallized in OCI will be recorded in copper revenue when the originally designated sales occur. We continue to hold these collars as non-hedge contracts. At December 31, 2009, we had 79 million pounds of collar sell contracts outstanding. The contracts contain purchased put and sold call options with an average strike of $2.00/lb and $3.00/lb, respectively.

During 2009, we purchased 79 million call options at an average strike of $2.99/lb and sold 158 million call options at an average strike of $3.74/lb for a net premium of $8 million. Premiums paid have been recorded as a reduction of current period revenue. The options mature evenly throughout 2010.

These contracts are not designated as cash flow hedges. Changes in the fair value of these copper options are recorded in current period revenue.

Non-hedge Gains (Losses)

For the years ended December 31	2009	2008	2007	Income statement classification
Risk management activities
Commodity contracts
Copper	$(53)	$73	$48	Revenue
Fuel	1	(30)	7	Cost of sales
Steel	—	(3)	—	Project expense
Currency contracts	(4)	(8)	(7)	Cost of sales/corporate administration/other income/expense/ income tax expense
Interest rate contracts	(7)	(4)	(2)	Interest income/expense
Share purchase warrants	—	—	(1)	Other income/expense
	(63)	28	45
Other use of derivative instruments
Commodity contracts
Gold	56	19	(8)	Revenue
Copper	(2)	—	—	Revenue
Interest rate contracts	3	—	—	Interest income/expense
	57	19	(8)
Other gains (losses)
Embedded derivatives(1)	1	(3)	(4)	Revenue
Hedge ineffectiveness	(3)	(6)	4	Cost of sales/revenue/other income
Amounts excluded from effectiveness test	—	—	—
Share purchase warrants	—	—	(1)	Other income/expense
	$(2)	$(9)	$(1)

(1) Includes embedded derivatives on gold concentrate sales.

Derivative Assets and Liabilities

	2009	2008

At January 1	$(43)	$389
Derivatives cash (inflow) outflow
Operating activities	(328)	(147)
Financing activities	10	23
Change in fair value of:
Non-hedge derivatives	(39)	(7)
Cash flow hedges
Effective portion	708	(295)
Ineffective portion	(3)	(6)
At December 31	$305	$(43)
Classification:
Other current assets	$214	$817
Other assets	290	15
Other current liabilities	(180)	(440)
Other long-term obligations	(19)	(435)
	$305	$(43)

Cash Flow Hedge Gains (Losses) in OCI

	Commodity
	price hedges			Currency hedges				Interest rate hedges
	Gold/			Operating	Administration	Capital		Cash	Long-term
	silver	Copper	Fuel	costs	costs	expenditures		balances	debt	Total
At January 1, 2007	$17	$57	$21	$155	$14	$39		$(3)	$(17)	$283
Effective portion of change in fair value of hedging instruments	—	(75)	87	249	32	(35)		—	(1)	257
Transfers to earnings:
On recording hedged items in earnings	(2)	32	(29)	(166)	(19)	(5	)(1)	3	1	(185)
At December 31, 2007	$15	$14	$79	$238	$27	$(1)		$—	$(17)	$355
Effective portion of change in fair value of hedging instruments	—	582	(215)	(610)	(46)	5		—	(17)	(301)
Transfers to earnings:
On recording hedged items in earnings	(2)	(112)	(33)	(106)	(11)	(4)		—	1	(267)
At December 31, 2008	$13	$484	$(169)	$(478)	$(30)	$—		$—	$(33)	$(213)
Effective portion of change in fair value of hedging instruments	—	(273)	68	820	42	48		—	—	705
Transfers to earnings:
On recording hedged items in earnings	(10)	(283)	95	(22)	7	(3)		—	3	(213)
Hedge ineffectiveness due to changes in original forecasted transaction	—	—	2	(5)	—	—		—	—	(3)
At December 31, 2009	$3	$(72)	$(4)	$315	$19	$45		$—	$(30)	$276

	Gold	Copper	Cost of	Cost of			Interest	Interest
Hedge gains/losses classified within	sales	sales	sales	sales	Administration	Amortization	income	expense
Portion of hedge gain (loss) expected to affect 2010 earnings(2)	$2	$(72)	$(27)	$98	$14	$—	$—	$(3)	$12

(1)	On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.
(2)	Based on the fair value of hedge contracts at December 31, 2009.

Cash Flow Hedge Gains (Losses) at December 31

							Amount of gain (loss)
				Amount of gain (loss)		Location of gain (loss)	recognized in income
	Amount of gain			transferred from		recognized in income	(ineffective portion and
	(loss) recognized		Location of gain (loss)	OCI into income		(ineffective portion and	amount excluded from
Derivatives in cash flow	in OCI		transferred from OCI into	(effective portion)		amount excluded from	effectiveness testing)
hedging relationships	2009	2008	income (effective portion)	2009	2008	effectiveness testing)	2009	2008
Interest rate contracts	$—	$(17)	Interest income/expense	$(3)	$(1)	Interest income/expense	$—	$—
Foreign exchange contracts	910	(651)	Cost of sales/corporate administration/amortization	21	121	Cost of sales/ corporate administration	2	—
Commodity contracts	(205)	367	Revenue/cost of sales	198	147	Revenue/cost of sales	(2)	(6)
Total	$705	$(301)		$216	$267		$—	$(6)

f) Credit Risk

The fair value of derivative contracts is adjusted for credit risk based on observed credit default swap spreads. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values by counterparty.

For derivatives in a net asset position, credit risk is measured using credit default swap spreads for each particular counterparty, as appropriate. For derivatives in a net liability position, credit risk is measured using Barrick’s credit default swap spreads. We mitigate credit risk on derivatives in a net asset position by:

•                  entering into derivatives with high credit-quality counterparties (investment grade);

•                  limiting the amount of exposure to each counterparty; and

•                  monitoring the financial condition of counterparties.

Location of credit risk is determined by physical location of the bank branch, customer or counterparty.

Credit Quality of Financial Assets

	S&P Credit rating
	AA– or	A– or	BBB or	Not
At December 31, 2009	higher	higher	lower	rated	Total
Cash and equivalents(1)	$1,940	$585	$20	$19	$2,564
Derivatives(2)	177	195	—	—	372
Accounts receivable	—	18	48	185	251
	$2,117	$798	$68	$204	$3,187
Number of counterparties	15	22	16
Largest counterparty (%)	19%	49%	25%

Concentrations of Credit Risk

		Other
		investment
	United	grade	Other
At December 31, 2009	States	countries(3)	international	Total
Cash and equivalents(1)	$2,354	$162	$48	$2,564
Derivatives(2)	61	99	212	372
Accounts receivable	20	87	144	251
	$2,435	$348	$404	$3,187

(1)	Based on where the parent entity of the counterparties we transact with is domiciled.
(2)	The amounts presented reflect the net credit exposure after considering the effect of master netting agreements.
(3)	Investment grade countries include Canada, Chile, Australia, and Peru. Investment grade countries are defined as being rated BBB– or higher by S&P.

g) Risks Relating to the Use of Derivatives

By using derivatives, in addition to credit risk, we are affected by market risk. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in commodity prices, interest rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

h) Settlement Obligation to Close Out Gold Sales Contracts

In September 2009, we announced a plan to eliminate our “Gold Hedges” and a significant portion of our “Floating Contracts”.

Our “Gold Hedges” were fixed price contracts which did not participate in gold price movements. At the time we announced the plan to eliminate them, our Gold Hedges totaled 3.0 million ounces with a mark-to-market (“MTM”) position (calculated at a spot price of $993 per ounce) of negative $1.9 billion.

Our “Floating Contracts” are essentially Gold Hedges that have been offset against future movements in the gold price but not yet settled. At the time we announced the plan to eliminate a significant portion of our Floating Contracts, they had a MTM position of negative $3.7 billion. This liability does not change with gold prices and is therefore economically similar to a fixed US dollar obligation. No activity in the gold market is required to settle the Floating Contracts and we fully participate in any subsequent increase in the price of gold. As at December 31, 2009, the obligation relating to the Floating Contracts has been reduced to $0.6 billion. The obligation related to the Floating Contracts are non-amortizing and primarily have 10-year terms with a current weighted average financing charge of approximately 2%–3%. Any further reductions in the obligation related to the Floating Contracts will be subject to the same capital allocation process as our other liabilities.

21 • Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements at December 31, 2009

	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable	Aggregate
	identical assets	inputs	inputs	fair
	(Level 1)	(Level 2)	(Level 3)	value

Cash equivalents	$2,055	$—	$—	$2,055
Available-for-sale securities	61	—	—	61
Receivables from provisional copper and gold sales	—	118	—	118
Derivative instruments	—	305	—	305
Settlement obligation to close out gold sales contracts	—	(647)	—	(647)
	$2,116	$(224)	$—	$1,892

b) Fair Values of Financial Instruments

	2009		2008
		Estimated		Estimated
	Carrying	fair	Carrying	fair
At December 31	amount	value	amount	value
Financial assets
Cash and equivalents(1)	$2,564	$2,564	$1,437	$1,437
Accounts receivable(1)	251	251	197	197
Available-for-sale securities(2)	61	61	31	31
Derivative assets	504	504	832	832
	$3,380	$3,380	$2,497	$2,497
Financial liabilities
Accounts payable(1)	$1,221	$1,221	$953	$953
Long-term debt(3)	6,335	6,723	4,556	3,620
Derivative liabilities	199	199	875	875
Settlement obligation to close out gold sales contracts	647	647	—	—
Restricted share units(4)	124	124	120	120
Deferred share units(4)	6	6	5	5
	$8,532	$8,920	$6,509	$5,573

(1)	Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.
(2)	Recorded at fair value. Quoted market prices are used to determine fair value.
(3)

Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices. Balance includes current portion of long-term debt.

(4)	Recorded at fair value based on our period-end closing market share price.

c) Assets Measured at Fair Value on a Non-recurring Basis

	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable	Aggregate
	identical assets	inputs	inputs	fair
	(Level 1)	(Level 2)	(Level 3)	value
Property, plant and equipment(1)	$—	$—	$125	$125
Intangible assets(2)	—	—	—	—
Goodwill(3)	$—	$—	$25	$25

(1)

Property plant and equipment with a carrying amount of $290 million were written down to their fair value of $125 million, resulting in an impairment of $165 million, which was included in earnings this period. Refer to note 15.

(2)

Intangible assets with a carrying amount of $34 million were written down to their fair value of nil, resulting in an impairment of $34 million, which was included in earnings this period. Refer to note 16.

(3)

Goodwill with a carrying amount of $88 million was written down to its fair value of $25 million, resulting in an impairment of $63 million, which was included in earnings this period. Refer to note 17.

d) Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair values of all our derivative contracts include an adjustment for credit risk. For counterparties in a net asset position credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

Property Plant and Equipment, Intangible Assets and Goodwill

The fair value of property plant and equipment and intangible assets is determined primarily using an income approach based on unobservable cash flows and, as a result, are classified within Level 3 of the fair value hierarchy. Refer to notes 15, 16, and 17.

22 • Asset Retirement Obligations

Asset Retirement Obligations (AROs)

	2009	2008
At January 1	$1,036	$932
AROs acquired during the year	30	37
AROs arising in the year	119	56
Impact of revisions to expected cash flows
Recorded in earnings	10	9
Settlements
Cash payments	(39)	(38)
Settlement gains	(6)	(5)
Accretion	57	45
At December 31	1,207	1,036
Current portion (note 19)	(85)	(93)
	$1,122	$943

Each period we assess cost estimates and other assumptions used in the valuation of AROs at each of our mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. In 2009, charges of $10 million were recorded for changes in cost estimates for AROs at closed mines and at Barrick Energy (2008: $9 million; 2007: $6 million).

At December 31	2009	2008
Operating mines
ARO increase(1)	$119	$56
ARO decrease(2)	(1)	(3)
Closed mines
ARO increase(3)	8	9
Barrick Energy
ARO increase	2	—

(1)	These adjustments were recorded with a corresponding adjustment to property, plant and equipment.
(2)	Represents a decrease in AROs at a mine where the corresponding ARO asset had been fully amortized and was therefore recorded as a recovery in other income.
(3)	For closed mines, any change in the fair value of AROs results in a corresponding charge or credit to other expense or other income, respectively.

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amount of expected cash flows when an ARO is incurred. We update expected cash flows to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. We record the fair value of an ARO when it is incurred. At producing mines AROs incurred and changes in the fair value of AROs are recorded as an adjustment to the corresponding asset carrying amounts. At closed mines, any adjustment to the fair value of an ARO is charged directly to earnings. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair-value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, development projects and closed mines, accretion is recorded in amortization and accretion. Upon settlement of an ARO, we record a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs are expensed as incurred (see note 8a).

23 • Other Non-current Liabilities

At December 31	2009	2008
Deposit on silver sale agreement (note 6)	$196	$—
Pension benefits (note 29c)	96	113
Other post-retirement benefits (note 29e)	26	29
Derivative liabilities (note 20e)	19	435
Restricted share units (note 28b)	91	120
Other	70	81
	$498	$778

24 • Deferred Income Taxes

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets, liabilities and valuation allowances are allocated between net income and other comprehensive income based on the source of the change.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.

Sources of Deferred Income Tax Assets and Liabilities

At December 31	2009	2008
Deferred tax assets
Tax loss carry forwards	$659	$657
Alternative minimum tax (“AMT”) credits	287	251
Asset retirement obligations	413	366
Property, plant and equipment	268	232
Post-retirement benefit obligations	16	32
Derivative instruments	—	90
Accrued interest payable	108	70
Other	—	3
	1,751	1,701
Valuation allowances	(481)	(318)
	1,270	1,383
Deferred tax liabilities
Property, plant and equipment	(1,328)	(1,102)
Derivative instruments	(81)	—
Inventory	(70)	(162)
Other	(26)	(4)
	$(235)	$115
Classification:
Non-current assets	949	869
Non-current liabilities	(1,184)	(754)
	$(235)	$115

Expiry Dates of Tax Losses and AMT Credits

						No
						expiry
	2010	2011	2012	2013	2014+	date	Total
Tax losses(1)
Canada	$9	$—	$2	$—	$1,530	$—	$1,541
Barbados	—	—	—	—	6,933	—	6,933
Chile	—	—	—	—	—	369	369
Tanzania	—	—	—	—	—	101	101
U.S.	—	—	—	—	219	—	219
Other	—	1	3	—	12	98	114
	$9	$1	$5	$—	$8,694	$568	$9,277
AMT credits(2)	—	—	—	—	—	$287	$287

(1)	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2009.
(2)	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

Net Deferred Tax Assets

	2009	2008
Gross deferred tax assets
Canada	$366	$384
Chile	44	41
Argentina	119	61
Australia	109	171
Tanzania	122	199
United States	542	289
Barbados	69	10
Other	59	32
	1,430	1,187
Valuation allowances
Canada	(45)	(50)
Chile	(22)	(23)
Argentina	(119)	(61)
Australia	(11)	(9)
Tanzania	(30)	(30)
United States	(136)	(123)
Barbados	(69)	(10)
Other	(49)	(12)
	$(481)	$(318)
Net	$949	$869

Valuation Allowances

We consider the need to record a valuation allowance against deferred tax assets, taking into account the effects of local tax law. A valuation allowance is not recorded when we conclude that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized. The main factors considered are:

•  Historic and expected future levels of taxable income;

•  Tax plans that affect whether tax assets can be realized; and

•  The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future taxable income are mainly affected by: market gold and silver prices; forecasted future costs and expenses to produce gold reserves; quantities of proven and probable gold reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to valuation allowances to reflect our latest assessment of the amount of deferred tax assets that will more likely than not be realized.

A deferred income tax asset totaling $321 million has been recorded in Canada. This deferred tax asset primarily arose due to mark-to-market losses realized for acquired Placer Dome derivative instruments. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is more likely than not, and consequently no valuation allowance has been set up for this deferred tax asset.

A deferred tax asset of $92 million has been recorded in Tanzania following the release of tax valuation allowances totaling $189 million in 2007. The release of tax valuation allowances resulted from the impact of rising market gold prices on expectations of future taxable income and the ability to realize these tax assets.

A partial valuation allowance of $136 million has been set up against deferred tax assets in the United States at December 31, 2009. The majority of this valuation allowance relates to AMT credits in periods when partly due to low market gold prices, Barrick was an AMT taxpayer in the United States. If market gold prices continue to rise, it is reasonably possible that some or all of these valuation allowances could be released in future periods.

Source of Changes in Deferred Tax Balances

For the years ended December 31	2009	2008	2007
Temporary differences
Property, plant and equipment	$(279)	$(3)	$24
Asset retirement obligations	47	24	39
Tax loss carry forwards	2	(72)	(69)
Derivatives	(171)	212	(113)
Other	8	(2)	9
	$(393)	$159	$(110)
Net currency translation gains/(losses) on deferred tax balances	40	(98)	76
Canadian tax rate changes	(59)	—	(64)
Canadian functional currency election	70	—	—
Release of end of year Tanzanian valuation allowances	—	—	156
Release of other valuation allowances	—	175	88
	$(342)	$236	$146
Intraperiod allocation to:
Income (loss) from continuing operations before income taxes	$(107)	$41	$202
Income (loss) from discontinued operations	(41)	4	(28)
Porgera mine acquisition	—	—	20
Acquisition of Hemlo	(56)	—	—
Share issue costs	40	—	—
Cortez acquisition (note 3h)	—	11	—
Barrick Energy Inc. acquisition (note 3g)	—	(22)	—
Kainantu acquisition	—	(19)	—
Other acquisition	—	2	—
OCI (note 26)	(178)	219	(48)
Other	(8)	(2)	5
	$(350)	$234	$151

Unrecognized Tax Benefits

		2009	2008
Balance at January 1		$46	$15
Additions based on tax positions related to the current year		—	2
Additions for tax positions of prior years		38	40
Reductions for tax positions of prior years		—	—
Settlements		(17)	(11)
Balance at December 31(1),(2)		$67	$46

(1)	If recognized, the total amount of $67 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.
(2)	Includes interest and penalties of $1 million.

We anticipate the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $5 million to $7 million, related primarily to the expected settlement of income tax and mining tax assessments.

We further anticipate that it is reasonably possible for the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $37 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

Tax Years Still Under Examination

Canada	2005–2009
United States	2006, 2007, 2009
Peru	2005–2009
Chile(1)	2006–2009
Argentina	2004–2009
Australia	all years open
Papua New Guinea	2004–2009
Tanzania	all years open

(1)          In addition, operating loss carry forwards from earlier periods are still open for examination.

Peruvian Tax Assessment

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, in an audit concluded in 2005, SUNAT has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $51 million of tax, plus interest and penalties of $182 million updated as of December 31, 2009. We filed an appeal to the Tax Court of Peru within the statutory period. We believe that the audit reassessment has no merit, that we will prevail in court again, and accordingly no liability has been recorded for this reassessment.

25 • Capital Stock

a) Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 984,327,816 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); and 14,726,854 Second preferred shares Series A (issued nil).

Common Share Offering

On September 23, 2009, we issued 109 million common shares of Barrick at a price of $36.95 per share, for net proceeds of $3,885 million.

In 2009, we declared and paid dividends in US dollars totaling $0.40 per share ($369 million) (2008: $0.40 per share, $349 million; 2007: $0.30 per share, $261 million).

b) Exchangeable Shares

In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”) issued 11.1 million BGI exchangeable shares, which were each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and had essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines. We had the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. In first quarter 2009, the remaining 0.5  million BGI exchangeable shares were redeemed for 0.3 million Barrick common shares.

26 • Other Comprehensive Income (Loss) (“OCI”)

	2009	2008	2007
Accumulated OCI at January 1
Cash flow hedge gains (losses), net of tax of $89, $105, $60	$(124)	$250	$223
Investments, net of tax of $nil, $4, $7	(2)	37	46
Currency translation adjustments, net of tax of $nil, $nil, $nil	(197)	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $19, $2, $4	(33)	7	(7)
	$(356)	$151	$119
Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	705	(301)	257
Changes in fair value of investments	34	(52)	58
Currency translation adjustments(1)	56	(54)	—
Pension plan and other post-retirement benefit adjustments (note 29c):
Net actuarial gain (loss)	15	(62)	19
Transition obligation (asset)	—	1	1
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings on recording hedged items in earnings	(216)	(267)	(185)
Investments:
Other than temporary impairment charges	1	26	1
Gains realized on sale	(6)	(17)	(71)
Other comprehensive income (loss), before tax	589	(726)	80
Income tax recovery (expense) related to OCI	(178)	219	(48)
Other comprehensive income (loss), net of tax	$411	$(507)	$32
Accumulated OCI at December 31
Cash flow hedge gains (losses), net of tax of $81, $89, $105	195	(124)	250
Investments, net of tax of $3, $nil, $4	24	(2)	37
Currency translation adjustments, net of tax of $nil, $nil, $nil	(141)	(197)	(143)
Pension plans and other post-retirement benefits, net of tax of $14, $19, $2	(23)	(33)	7
	$55	$(356)	$151

(1) Represents currency translation adjustments for Barrick Energy.

27 • Non-controlling Interests

	Pueblo Viejo project	Tulawaka mine	Other(1)	Total
At January 1, 2007	$55	$1	$—	$56
Share of income (loss)	(30)	16	—	(14)
Cash contributed	35	—	—	35
Increase in non-controlling interest	—	—	5	5
At December 31, 2007	$60	$17	$5	$82
Share of income (loss)	(26)	38	—	12
Cash contributed (withdrawn)	120	(30)	—	90
Decrease in non-controlling interest	—	—	(2)	(2)
At December 31, 2008	$154	$25	$3	$182
Share of income (loss)	1	5	—	6
Cash contributed (withdrawn)	307	(8)	—	299
Decrease in non-controlling interest	—	—	(3)	(3)
At December 31, 2009	$462	$22	$—	$484

(1)

Represents non-controlling interest in Arizona Star and Minera Sierra Mariposa. In 2007, Barrick acquired 94% of the common shares of Arizona Star and in 2008, the remaining common shares were acquired. In 2008, Barrick acquired 76.3% of the common shares of Minera Sierra Mariposa and in 2009, these common shares were sold.

28 • Stock-based Compensation

a) Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over seven years. At December 31, 2009, 6.9 million (2008: 7.4 million; 2007: 10 million) common shares, in addition to those currently outstanding, were available for granting options. Stock options when exercised result in an increase to the number of common shares issued by Barrick.

Compensation expense for stock options was $27 million in 2009 (2008: $25 million; 2007: $25 million), and is presented as a component of corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2009 by $0.03 per share (2008: $0.03 per share; 2007: $0.03 per share).

Total intrinsic value relating to options exercised in 2009 was $38 million (2008: $61 million; 2007: $58 million).

Employee Stock Option Activity (Number of Shares in Millions)

	2009		2008		2007
		Average		Average		Average
	Shares	price	Shares	price	Shares	price
C$ options
At January 1	4.8	$27	7.1	$27	11.9	$28
Exercised	(1.4)	26	(2.1)	28	(3.9)	28
Forfeited	—	—	—	—	(0.1)	29
Cancelled/expired	(0.1)	23	(0.2)	28	(0.8)	35
At December 31	3.3	$27	4.8	$27	7.1	$27
US$ options
At January 1	8.9	$28	7.0	$28	7.7	$25
Granted	1.6	41	2.8	34	1.4	40
Exercised	(1.3)	24	(0.8)	24	(1.7)	23
Forfeited	(0.1)	35	(0.1)	31	(0.3)	25
Cancelled/expired	—	—	—	—	(0.1)	22
At December 31	9.1	$33	8.9	$28	7.0	$28

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
				Intrinsic			Intrinsic
		Average	Average	value(1)		Average	value(1)
Range of exercise prices	Shares	price	life (years)	($ millions)	Shares	price	($ millions)
C$ options
$ 22 – $ 27	1.8	$24	2	$31	1.8	$24	$31
$ 28 – $ 31	1.5	30	4	18	1.5	30	18
	3.3	$27	3	$49	3.3	$27	$49
US$ options
$ 9 – $ 19	0.1	$13	3	$3	0.1	$13	$3
$ 20 – $ 27	3.9	25	4	55	2.6	25	39
$ 28 – $ 32	1.1	30	6	10	0.8	30	7
$ 33 – $ 42	4.0	41	5	(8)	0.9	42	—
	9.1	$33	4	$60	4.4	$29	$49

(1) Based on the closing market share price on December 31, 2009 of C$41.46 and US$39.38.

Option Information

For the years ended December 31
(per share and per option amounts in dollars)	2009		2008		2007

Valuation assumptions	Lattice	(1),(2)	Lattice	(1),(2)	Lattice	(1),(2)
Expected term (years)	5.0–5.1		4.5–5.2		4.5–5
Expected volatility(2)	35%–60%		30%–70%		30%–38%
Weighted average expected volatility(2)	51%		43%		36.6%
Expected dividend yield	1%–1.1%		0.7%–1.5%		0.7%–0.9%
Risk-free interest rate(2)	0.16%–3.44%		0.25%–5.1%		3.2%–5.1%

Options granted (in millions)	1.6		2.8		1.4
Weighted average fair value per option	$12.92		$12.07		$12.91

(1)	Different assumptions were used for the multiple stock option grants during the year.
(2)	The volatility and risk-free interest rate assumption varied over the expected term of these stock option grants.

The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

We use the straight-line method for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

The expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2009, there was $58 million (2008: $42 million; 2007: $33 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 2 years (2008: two years; 2007: two years).

b) Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of a two and a half or three-year period and are settled in cash on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is recorded at fair value on the grant date, with a corresponding amount recorded as a deferred compensation asset that is amortized on a straight-line basis over the vesting period. Changes in the fair value of the RSU liability are recorded each period, with a corresponding adjustment to the deferred compensation asset.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2009, the weighted average remaining contractual life of RSUs was 1.64 years.

Compensation expense for RSUs was $40 million in 2009 (2008: $33 million; 2007: $16 million) and is presented as a component of corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs. As at December 31, 2009 there was $74 million of total unamortized compensation cost relating to unvested RSUs (2008: $84 million; 2007: $75 million).

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity

		Fair		Fair
	DSUs	value	RSUs	value
	(thousands)	(millions)	(thousands)	(millions)
At January 1, 2007	69	$2.1	1,354	$41.6
Settled for cash	(11)	(0.3)	(119)	(4.9)
Forfeited	—	—	(38)	(1.4)
Granted	42	1.4	1,174	47.5
Credits for dividends	—	—	12	0.4
Change in value	—	0.9	—	17.0
At December 31, 2007	100	$4.1	2,383	$100.2
Settled for cash	(4)	(0.1)	(348)	(10.3)
Forfeited	—	—	(262)	(10.6)
Granted	34	1.2	1,493	42.0
Credits for dividends	—	—	20	0.7
Change in value	—	(0.5)	—	(1.7)
At December 31, 2008	130	$4.7	3,286	$120.3
Settled for cash	—	—	(897)	(35.7)
Forfeited	—	—	(279)	(11.1)
Granted	37	1.2	1,013	42.1
Credits for dividends	—	—	27	1.0
Change in value	—	0.7	—	7.4
At December 31, 2009	167	$6.6	3,150	$124.0

c) Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore, the liability is based on the achievement of performance goals and the target settlement will range from 0% to 200% of the value. At December 31, 2009, 250 thousand units were outstanding (2008: 133 thousand units).

d) Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%–6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year. During 2009, Barrick contributed $0.8 million to this plan (2008: $0.5 million).

29 • Post-retirement Benefits

a) Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $50 million in 2009, $47 million in 2008 and $49 million in 2007.

b) Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on employees’ years of service. Through the acquisition of Placer Dome, we acquired pension plans in the United States, Canada and Australia. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities. In 2009, two of our qualified defined benefit plans in Canada were wound up. No curtailment gain or loss resulted and the obligations of the plans were settled in 2009. In 2007, one of our qualified defined benefit plans in Canada was wound up. No curtailment gain or loss resulted and the obligations of the plans were settled in 2009. Also in 2007, both of our defined benefit plans in Australia were wound up. No curtailment gain or loss resulted for either plan.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The fair value of assets held in this trust was $6 million in 2009 (2008: $9 million), and is recorded in our consolidated balance sheet under available-for-sale securities.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of plan participants, in excess of a 10% corridor.

Pension Expense (Credit)

For the years ended December 31	2009	2008	2007
Expected return on plan assets	$(14)	$(19)	$(21)
Service cost	—	—	2
Interest cost	19	21	21
Actuarial losses	2	1	1
	$7	$3	$3

c) Pension Plan Information

Fair Value of Plan Assets

For the years ended December 31	2009	2008	2007
Balance at January 1	$237	$293	$301
Increase for plans assumed on acquisitions(1)	8	9	—
Actual return on plan assets	36	(41)	31
Company contributions	9	12	10
Settlements	(24)	—	(14)
Benefits paid	(52)	(33)	(35)
Foreign currency adjustments	1	(3)	—
Balance at December 31	$215	$237	$293

(1)	In 2009, represents plan acquired on acquisition of additional 50% in Hemlo. In 2008, represents plan acquired on acquisition of additional 40% in Cortez.

	2009		2009
At December 31	Target(1)	Actual	Actual
Composition of plan assets(2):
Equity securities	54%	54%	$115
Fixed income securities	46%	46%	100
	100%	100%	$215

(1)  Based on the weighted average target for all defined benefit plans.

(2)  Holdings in Equity and Fixed income securities consist only of Level 1 assets within the fair value hierarchy.

Projected Benefit Obligation (PBO)

For the years ended December 31	2009	2008
Balance at January 1	$357	$364
Increase for plans assumed on acquisitions	6	9
Service cost	—	—
Interest cost	19	21
Actuarial losses	6	4
Benefits paid	(52)	(33)
Foreign currency adjustments	8	(8)
Settlements	(23)	—
Balance at December 31	$321	$357
Funded status(1)	$(106)	$(120)
ABO(2),(3)	$321	$357

(1)

Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $6 million at December 31, 2009).

(2)	For 2009, we used a measurement date of December 31, 2009 to calculate accumulated benefit obligations.
(3)

Represents the accumulated benefit obligation (“ABO”) for all plans. The ABO for plans where the PBO exceeds the fair value of plan assets was $314 million (2008: $326 million). Based on actuarial reports at December 31, 2009, our funding requirements for 2010 is nil.

Pension Plan Assets/Liabilities

For the years ended December 31	2009	2008
Non-current assets	$3	$—
Current liabilities	(13)	(7)
Non-current liabilities	(96)	(113)
Other comprehensive income(1)	34	52
	$(72)	$(68)

(1)          Amounts represent actuarial losses.

The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at December 31, 2009 and 2008 were as follows:

For the years ended December 31	2009	2008
Projected benefit obligation, end of year	$314	$326
Fair value of plan assets, end of year	$206	$205

The projected benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2009 and 2008 were as follows:

For the years ended December 31	2009	2008
Projected benefit obligation, end of year	$314	$357
Accumulated benefit obligation, end of year	$314	$326
Fair value of plan assets, end of year	$206	$205

Expected Future Benefit Payments

For the years ending December 31
2010	$29
2011	23
2012	23
2013	23
2014	23
2015 – 2019	$111

d) Actuarial Assumptions

For the years ended December 31	2009	2008	2007
Discount rate(1)
Benefit obligation	5.55–6.87%	4.50–6.25%	4.50–6.30%
Pension cost	6.00–6.25%	4.50–6.25%	4.50–5.81%
Return on plan assets(1)	4.50–7.00%	3.75–7.00%	4.50–7.25%
Wage increases	5.00%	3.50–5.00%	3.50–5.00%

(1)	Effect of a one-percent change: Discount rate: $32 million increase in ABO and $0.3 million decrease in pension cost; Return on plan assets: $0.4 million decrease in pension cost.

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The discount rate used to calculate the benefit obligation and pension cost is the rate at which the pension obligation could be effectively settled. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-grade (Moody’s Aa) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The resulting discount rate from this analysis was rounded to the nearest five basis points. The procedure was applied separately for pension and post-retirement plan purposes, and produced the same rate in each case.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

e) Other Post-retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation.

Other Post-retirement Benefits Expense

For the years ended December 31	2009	2008	2007
Interest cost	$2	$2	$2

Fair Value of Plan Assets

For the years ended December 31	2009	2008	2007
Balance at January 1	$—	$—	$—
Contributions	1	2	2
Benefits paid	(1)	(2)	(2)
Balance at December 31	$—	$—	$—

Accumulated Post-retirement Benefit Obligation (APBO)

For the years ended December 31	2009	2008	2007
Balance at January 1	$32	$30	$37
Interest cost	2	2	2
Actuarial (gains) losses	(3)	2	(7)
Benefits paid	(2)	(2)	(2)
Balance at December 31	$29	$32	$30
Funded status	(29)	(32)	(30)
Unrecognized net transition obligation	n/a	n/a	n/a
Unrecognized actuarial losses	n/a	n/a	n/a
Net benefit liability recorded	n/a	n/a	n/a

Other Post-retirement Liabilities

For the years ended December 31	2009	2008
Current liability	$3	$3
Non-current liability	26	29
	$29	$32

Amounts recognized in accumulated other comprehensive income consist of:(1)

For the years ended December 31	2009	2008
Net actuarial loss (gain)	$(4)	$1
Transition obligation (asset)	1	(1)
	$(3)	$—

(1)   The estimated amounts that will be amortized into net periodic benefit cost in 2010.

We have assumed a health care cost trend of 8% in 2010, decreasing ratability to 5% in 2016 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2009 would have had no significant effect on the post-retirement obligation and would have had no significant effect on the benefit expense for 2009.

Expected Future Benefit Payments

For the years ending December 31
2010	$3
2011	3
2012	3
2013	3
2014	2
2015 – 2019	$11

30 • Litigation and Claims

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s (“FLPMA”) prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act (“NEPA”). The Plaintiffs subsequently dismissed their RFRA claim, with prejudice, conceding that it was without merit, in light of a decision in another case.

On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. On January 26, 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction. The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit, which heard oral arguments on June 10, 2009. On December 3, 2009, the Ninth Circuit issued an opinion in which it held that the Plaintiffs had failed to show that they were likely to succeed on the merits of their FLPMA claims, and thus were not entitled to an injunction based on those claims. The Ninth Circuit, however, held that Plaintiffs were likely to succeed on two of their NEPA claims and ordered that a supplemental EIS be prepared by Barrick that specifically provided more information on (i) the effectiveness of proposed mitigation measures for seeps and springs that might be affected by groundwater pumping, and (ii) the air quality impact of the shipment of refractory ore to Goldstrike for processing and that additional air quality modeling for fine particulate matter using updated EPA procedures should be performed and included in the supplemental EIS. The Ninth Circuit decision directed the District Court to enter an injunction consistent with the decision.

In late January 2010, the matter was remanded by the Ninth Circuit to the District Court, where it is currently pending. Barrick has filed a motion seeking a preliminary injunction that is tailored to the recent decision of the Ninth Circuit. The Plaintiffs have filed a motion seeking a broad injunction. The District Court will determine the appropriate scope of any preliminary injunction.

Marinduque Complaint

Placer Dome was named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Mar-copper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). On June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint which the Court granted on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration. Following the District Court’s order, the Province filed Notice of Appeal to the U.S. Court of Appeals for the Ninth Circuit. On September 29, 2009 the Ninth Circuit reversed the decision of the District Court on the ground that the District Court lacked subject matter jurisdiction over the case and removal from the Nevada State Court was improper. On October 13, 2009 the Company filed a petition requesting the Ninth Circuit to reconsider its decision and for a rehearing on the issues before a nine judge panel (en banc) on the grounds that the decision is contrary to a recent United States Supreme Court decision, which petition was subsequently denied. The formal mandate entering the judgment of the Ninth Circuit was entered on November 23, 2009. The District Court has not yet entered an order of remand to Nevada state court. Barrick has filed a petition with the U.S. Supreme Court seeking review of the Ninth Circuit’s decision and will continue to challenge the claims of the Province in Nevada state court on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$1 billion.

On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending.

In October 2008, the plaintiffs filed their motion challenging PDI’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by Barrick. PDI opposed this motion. The motion has been briefed and is currently pending.

The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Perilla Complaint

On August 5, 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed on November 25, 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. In December 2009, the complaint was also purportedly served in Ontario in the name of Placer Dome Inc. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. Barrick Gold Inc. has moved to dismiss the complaint on a variety of grounds, which motion is now pending a decision of the Court following the failure of plaintiffs’ counsel to appear at the hearing on February 2, 2010 or to timely file any comment or opposition to the motion. Motions to dismiss the complaint on a variety of grounds have also been filed in the name of Placer Dome Inc. No amounts have been accrued for any potential loss under this complaint.

Pakistani Constitutional Litigation

On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.

On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. No court date has been set for the hearing of this matter. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.

31 • Subsequent Events

We examined all significant transactions from our year-end close date of December 31, 2009 up to and including the date the financial statements were available to be issued, February 17, 2010, and have not noted any significant events or transactions that would materially impact the financial statements as they are presented.